ADB

QRTLYRPT


15008710


SEC MAIL PROCESSING
RECEIVED
SEP 24 2015
WASH, D.C.
189
SECTION

Management's Discussion and Analysis and Condensed Quarterly Financial Statements

30 June 2015
(Unaudited)

Asian Development Bank

CONTENTS


SEC MAIL PROCESSING
RECEIVED
SEP 2 4 2015
WASH, D.C.
189
SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS

I. OVERVIEW

The vision of the Asian Development Bank (ADB), an international development financial institution, is of an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts for financial resources through ordinary capital resources (OCR) and Special Funds. Under the Charter, OCR and Special Funds resources must at all times be held and used entirely separately from each other. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

II. COMBINATION OF OCR AND ADF RESOURCES

On 29 April 2015, the Board of Governors adopted the resolution to terminate the lending operations of the Asian Development Fund (ADF), transfer ADF loans and certain other assets to OCR and retain ADF as a grant only operation effective 1 January 2017. After the transfer, concessional lending to lower-income countries will continue from the expanded OCR, on the same terms and conditions as current ADF loans.

III. ORDINARY CAPITAL RESOURCES

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

A. Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to measure financial instruments at fair value on a selective basis and opts to measure at fair value all derivatives and selected borrowings that are swapped or have floating interest rates, in order to generally

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2014. ADB undertakes no obligation to update any forward-looking statements made in such documents.

apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and the remaining borrowings at amortized cost, and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management reporting. The asymmetric accounting treatment—in which certain financial instruments (including all derivatives, swapped and floating-rate borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost—leads ADB Management to believe that statutory income may not fully reflect the overall economic value of ADB's financial position. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of selected borrowings and derivatives. Because ADB does not actively trade these financial instruments, such gains or losses are generally not realized, unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Because ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses that ADB recognizes over the life of the transactions.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 June 2015 is provided in the Appendix.

B. Selected Financial Data

Selected financial data are presented on a statutory reporting basis and the management reporting basis (Table 1). Financial ratios under the two reporting bases generally improved from last year with return on equity of 2.74% under statutory reporting basis (0.65% - 2014) and 1.93% on management reporting basis (1.75% - 2014). Income and expenses are discussed below under Overall Financial Results section.

Table 1: Selected Financial Data
($ million)

Item	30 June 2015	30 June 2014	31 December 2014
Operational Highlights			
Loan and Guarantees Approved	1,549	2,314	10,253
Loan Disbursements	2,421	2,302	7,368
Loan Principal Repayments[a]	1,712	2,311	4,306
Statutory Reporting Basis			
Net Income	254	61	387
Return on Equity (%)	2.74	0.65	2.24
Return on Earning Assets (%)	0.48	0.27	0.48
Return on Loans (%)	1.10	1.11	1.15
Return on Investments (%)	1.23	1.15	1.30
Cost of Borrowings (%)	0.39	0.68	0.82
Management Reporting Basis			
Operating Income	198	165	571
Return on Equity (%)	1.93	1.75	3.12
Return on Earning Assets[b] (%)	0.42	0.40	0.71
Return on Loans (%)	1.13	1.12	1.12
Return on Investments (%)	1.23	1.17	1.31
Cost of Borrowings (%)	0.50	0.53	0.50

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.
[a] Includes prepayments.
[b] Represents operating income over average earning assets.

Table 2: Selected US Dollar Interest Rates
(%)

Item	30 June 2015	30 June 2014	31 December 2014
6-Month US Dollar LIBOR	0.44	0.33	0.36
3-Year US Dollar Swap Rate	1.25	1.00	1.30

LIBOR = London interbank offered rate, US = United States.
Source: Bloomberg Finance L.P.

C. Overall Financial Results

Net income. Table 3 presents the overall financial results for the six months ended 30 June 2015. OCR reported a net income of $254 million compared with a net income of $61 million for the same period in 2014. The increase of $193 million was largely due to the favorable change in the fair value of borrowings and related swaps and $33 million increase in operating income.

Table 3: Overall Financial Results for the Six Months Ended 30 June
($ million)

Item	2015	2014	Change
Income from loans	**319**	**298**	**21**
Interest income	316	294	22
(Provision) Write-back of loan losses	(0)	0	(0)
Others	3	4	(1)
Income from investments	**185**	**165**	**20**
Interest income	159	152	7
Realized gain	26	13	13
Income from equity investments	**19**	**8**	**11**
Profit on sale	12	2	10
Proportionate share of gain (loss) from EI accounted for under the equity method—realized	6	(4)	10
Others	1	10	(9)
Other income—net	**22**	**21**	**1**
Borrowings and related expenses	**(169)**	**(167)**	**(2)**
Interest and other expenses	(170)	(167)	(3)
Realized gain	1	–	1
Administrative expenses—OCR	**(178)**	**(160)**	**(18)**
Operating income	**198**	**165**	**33**
Net unrealized gains (losses)	**62**	**(101)**	**163**
Proportionate share of loss from EI accounted for under the equity method—unrealized	**(6)**	**(3)**	**(3)**
Net income	**254**	**61**	**193**

( ) = negative, - = nil, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.

Operating income. Operating income for the six months ended 30 June 2015 was higher by $33 million compared with the same period in 2014, primarily because of the following:

- $21 million increase in income from loans due to an increase in average loan outstanding balance;
- $20 million increase in income from investments mainly due to higher realized gains on sale and larger liquidity portfolio; and
- $11 million net increase in income from equity investments;

offset by:

- $2 million increase in borrowings and related expenses resulting mainly from increase in outstanding borrowing balance; and
- $18 million increase in administrative expenses

Net unrealized gains for the six months ended 30 June 2015 were $62 million (net unrealized losses of $101 million – 2014). These primarily consisted of fair value adjustments on the borrowings and derivatives used for hedging borrowings, investments, and loans. The change in fair value resulted mainly from net unrealized gains of $79 million (net unrealized losses of $95 million – 2014) for borrowings and related swaps reflecting the movements in ADB's credit spreads and interest rates during the period.

Review of lending activities. During the period, 14 OCR loans totaling $1,549 million were approved compared with 18 loan approvals totaling $2,294 million for the same period last year. Of the total, sovereign approvals amounted to $1,179 million ($2,129 million – 2014) and nonsovereign approvals amounted to $370 million ($165 million – 2014).

Total disbursements for the period amounted to $2,421 million ($2,302 million – 2014) of which $1,783 million (73.6%) was for sovereign loans ($2,014 million – 2014) and $638 million (26.4%) was for nonsovereign loans ($288 million – 2014).

Regular repayments for the period totaled $1,599 million ($2,023 million – 2014), while prepayments totaling $112 million ($288 million – 2014) were received from one sovereign (one – 2014) and four nonsovereign borrowers (four – 2014).

No loans were in nonaccrual status as of 30 June 2015 and 31 December 2014.

Loan exposure. As of 30 June 2015, OCR's outstanding loan balance was $56,538 million ($55,890 million – 31 December 2014), after net unamortized loan origination costs and allowance for loan losses, of which $52,676 million were sovereign loans ($52,351 million – 31 December 2014) and $3,862 million were nonsovereign loans ($3,539 million – 31 December 2014).

Loan charges on sovereign loans. For sovereign loans negotiated on or after 1 January 2014, ADB charges an effective contractual spread of 0.5% over the base lending rate. A commitment charge is levied on the undisbursed loans beginning 60 days after signing of the applicable loan agreement; charges begin to accrue when the loan becomes effective.

Starting in 2004, ADB introduced a waiver on lending spread for borrowers or guarantors that have no OCR loans in arrears under ADB's sovereign operations. The waiver policy for the applicable loans is reviewed annually. In December 2014, the Board of Directors approved the continuation of the 20 basis point waiver on lending spread for borrowers of US dollar pool-based single currency loan (PSCL) covering the interest periods commencing from 1 January 2015 to 31 December 2015.

Maturity premium. In December 2011, the Board of Directors approved the introduction of maturity premiums for all LIBOR-based loans (other than project design facility loans) and local currency loans for which formal loan negotiations were completed on or after 1 April 2012, of:

i. 10 basis points per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and
ii. 20 basis points per annum on loans with an average loan maturity of greater than 16 years and up to 19 years.

ADB also introduced a limit on the average maturity for new loans to not exceed 19 years. As of 30 June 2015, 111 loans totaling $17,220 million were subject to maturity premium (107 loans totaling $16,560 million – 31 December 2014).

Results-based lending. In March 2013, the Board of Directors approved piloting results-based lending (RBL). This is a new modality to support government-owned sector programs and disburse ADB financing based on program results. Loan terms under RBL are the same as for investment projects. During the period, one loan amounting to $300 million was approved (one loan for $50 million – 2014). There was no disbursement during the six months ended 30 June 2015 ($10 million – 2014).

Project design facility. In April 2011, Board of Directors established the project design facility (PDF) on a pilot basis to support project preparation, particularly detailed engineering design, through project design advances. Loans approved under the facility carry standard interest for OCR or ADF borrowers. Payment of interest is deferred until the project design advance is refinanced out of the loans proceeds or other repayment terms take effect. Pilot implementation of the PDF is extended until 31 December 2017.

Loan charges on nonsovereign loans. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan.

The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.5% depending on the transaction. ADB applies a commitment fee (typically of 0.50% to 0.75%) per year on the undisbursed commitment.

Local currency loans are priced based on relevant local funding benchmarks or ADB's funding costs and a market-based spread.

Investments. The OCR liquidity investment portfolio after swaps including securities transferred under repurchase agreements and securities purchased under resale arrangements amounted to $28,167 million as of 30 June 2015 ($24,825 million – 31 December 2014). The annualized rate of return on the total OCR investments portfolio excluding unrealized gains and losses on investments was 1.2% for the six months ended 30 June 2015 and 2014.

Borrowings. OCR borrowings after swaps amounted to $68,469 million as of 30 June 2015 ($64,243 million – 31 December 2014). The average cost of borrowings net of swaps for the six months ended 30 June 2015 was 0.39% (0.68% – 2014). For the six months ended 30 June 2015, ADB recorded $13,302 million in new medium and long-term borrowings ($8,476 million – 2014) and $1,345 million in short-term borrowings ($816 million – 2014).

D. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB would be a default of a large part of its loan and guarantee portfolio. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks. Under the capital adequacy framework, ADB assesses its capital adequacy quarterly with the stress test designed to ensure that ADB has sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 June 2015, the stress test results indicated that ADB had an adequate equity capital position in relation to the credit risk in its loan and guarantee portfolio. Aside from the income-based stress testing of the equity-to-loan ratio (ELR), ADB also measures its exposure to credit risk in terms of expected losses and accordingly provides the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the volume of loans experiencing a non-accrual shock, the latter being a key input in the income-based stress testing of the ELR.

E. Equity and Headrooms

The total authorized capital of ADB is 10,638,933 shares valued at $149,289 million as of 30 June 2015. Subscribed capital as of 30 June 2015 was 10,602,733 shares valued at $148,781 million which consisted of $7,461 million paid-in ($6,382 million of which was received as of 30 June 2015) and $141,320 million callable capital. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

In May 2015, the Board of Governors approved the following with respect to ADB's 2014 net income of $366 million, after appropriation of guarantee fees to special reserve: (i) $183 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2014, be added from the Cumulative Revaluation Adjustments account; (ii) $15 million representing the adjustment to the Loan Loss Reserve as of 31 December 2014, be added from the loan loss reserve to the net income; (iii) $384 million be allocated to the Ordinary Reserve; (iv) $120 million be allocated to ADF; (v) $40 million be allocated to Technical Assistance Special Fund (TASF); and (vi) $20 million be allocated to Asia Pacific Disaster Response Fund (APDRF).

The Charter allows the use of OCR for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserve (equity investment ceiling). ADB's lending limitation policy[1] limits the total amount of disbursed loans, disbursed equity investments, and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, excluding special reserves. In addition, ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves).

As of 30 June 2015, ADB's equity investment headroom[2] was $570 million ($420 million[3] – 31 December 2014), while the lending headroom was $102,462 million ($107,960 million – 31 December 2014) and the borrowing headroom was $45,888 million ($53,065 million – 31 December 2014).

[1] ADB. 2015. *Review of the Asian Development Bank's Equity Investment Limitation.* Manila.

[2] The difference between the equity investment ceiling and total amount invested as determined based on the interpretation that the "total amount invested" should be construed to mean the aggregate amount of ADB's ordinary capital resources actually disbursed in equity capital pursuant to ADB's contractual commitments, after applying the prudential buffers of (i) 100% and 80% of the signed and undisbursed amounts for direct equity investments and private equity funds, respectively, and (ii) 5% on the total investable equity.

[3] Based on the old methodology. Following the updated methodology, the equity investment headroom would have been $548 million.

IV. SPECIAL FUNDS

In addition to OCR, ADB administers Special Funds consisting of the ADF, TASF, the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); ADB Institute (ADBI); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); APDRF; and the Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP except for the ADF, for which special purpose financial statements are prepared (see Note B of the ADF Financial Statements).

A. Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to the DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 June 2015, the governments of 34 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. ADF also provides financing in the form of grants for projects and programs of high developmental priority.

In July 2012, the Board of Governors adopted a resolution providing for the 10th replenishment of the ADF (ADF XI) and the 5th regularized replenishment of the TASF. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for 4 years from January 2013, and for replenishment of the TASF in conjunction with the ADF replenishment to finance TA operations under the TASF. The total replenishment of SDR8,415 million ($13,155 million equivalent at Resolution No. 357 exchange rates) comprised SDR8,174 million for ADF XI and SDR241 million for the TASF. About 37% of the replenishment will be financed from new donor contributions totaling SDR3,090 million ($4,831 million equivalent). The replenishment became effective on 4 June 2013. As of 30 June 2015, ADB had received instruments of contributions from 31 donors for a total of SDR3,047 million ($4,764 million equivalent).

Heavily Indebted Poor Countries Initiative. In response to ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the Heavily Indebted Poor Countries (HIPC) Initiative, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82 million.

Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC Initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on 9 July 2007. The decision point is where an HIPC country, having met certain conditions, becomes eligible to receive interim debt relief on a provisional basis following approval by the Board of Directors to provide debt relief under the HIPC Initiative. Debt relief has been delivered by partial reduction of debt service payments as they become due.

On 26 January 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106 million. As of 30 June 2015, ADF had delivered $19 million under this arrangement, bringing the balance to $87 million which will be provided through a reduction of Afghanistan's debt service from July 2015 to February 2028.

Contributed resources. ADF XI became effective on 4 June 2013. As of 30 June 2015, $3,574 million has been committed and made effective, of which $1,698 million has been received and made available for operational commitments.

During the period, $129 million in contributions ($104 million – ADF XI; $21 million – ADF X) and $3 million of amortized discounts due to accelerated notes encashments (ANE) for ADF X and ADF XI have been received and made available for operational commitments.

Total resources committed, inclusive of discounts on contributions due to ANE for ADF IX, ADF X and ADF XI, amounted to $33,155 million as of 30 June 2015 ($33,667 million – 31 December 2014), of which $31,107 million ($31,794 million – 31 December 2014) was made available for operational commitments. The contributions not yet available comprise: (i) unpaid qualified contributions; (ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and (iii) unamortized discounts on ANE.

The remaining unpaid contributions including amounts allocated to TASF under ADF IX, ADF X, and ADF XI as of 30 June 2015 totaled $75 million, $161 million, and $102 million, respectively. The balance of commitment authority available for operations at 30 June 2015 increased to $1,994 million ($549 million – 31 December 2014).

Review of lending activities. During the period, seven ADF loans totaling $496 million were approved compared with 12 approvals totaling $822 million for the same period last year. Disbursements for the period totaled $456 million, a decrease of 46% from $850 million for the same period in 2014. Regular repayments for the period totaled $608 million ($655 million – 2014).

Results-based lending. During the period, no ADF loans were approved ($50 million – 2014). There was no disbursement during the six months ended 30 June 2015 ($10 million – 2014).

Loans. As of 30 June 2015, ADF's outstanding loan exposure was $26,530 million ($27,534 million – 31 December 2014), net of allowance for HIPC debt relief of $68 million ($70 million – 31 December 2014).

Loan term. All project and policy-based loans negotiations completed prior to 1 January 2013 carry interest charges of 1.0% during the grace period and 1.5% during the amortization period. Policy-based loans have a fixed term of 24 years including a grace period of 8 years and project loans have a fixed term of 32 years including a grace period of 8 years.

In June 2012, the Board of Directors approved the hardening of lending terms to blend countries for which formal loan negotiations have been completed on or after 1 January 2013 to have an interest rate of 2.0% throughout the loan tenor. In addition, project and policy loans to blend countries will have a fixed term of 25 years maturity including a grace period of 5 years. The loan terms for ADF-only countries remained the same.

Emergency assistance loans carry an interest rate of 1.0% over the life of the loan.

Framework for grants and hard-term facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans.

For hard-term ADF loans approved in 2015, the interest rate is set at (i) 1.0% during the grace period and 1.5% thereafter (1.77% fixed for the life of the loans – 2014) for ADF-only countries; and (ii) 2.0%, fixed for the life of the loans for blend countries (2.0% fixed – 2014).

During the six months ended 30 June 2015 and 2014, no loan was approved under this facility.

Grants. Grants are recognized in the financial statements upon effectivity, i.e., when the agreements are signed and all conditions are satisfied. During the period, net grants expensed amounted to $251 million ($649 million – 2014), consisting of eight grants that became effective totaling $255 million and $4 million write-back of undisbursed commitments for savings on financially closed and/or cancelled projects (10 grants totaling $653 million and $4 million write-back undisbursed commitments of partially cancelled projects – 2014).

Investments. The investment portfolio, including securities purchased under resale arrangements, amounted to $6,847 million as of 30 June 2015 ($6,559 million – 31 December 2014). About 86.2% was invested in fixed income securities and 13.8% of the portfolio was placed in bank deposits. The annualized rate of return on the total investment portfolio, excluding unrealized gains and losses, was 0.9% for the six months ended 30 June 2015 (0.7% – 2014).

B. Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs, and regional TA.

In July 2012, as part of the ADF XI replenishment, the donors agreed to contribute 3% of the total replenishment size as the fifth replenishment of the TASF. The replenishment covers 2013–2016.

Contributed resources. As of 30 June 2015, 30 donors committed a total of $371.2 million to TASF, as part of the ADF XI and the fifth regularized replenishment of TASF. Of the total commitment, $180.3 million has been received.

As part of the ADF X and fourth regularized replenishment of TASF, $316.3 million of the total commitment of $339.3 million, had been received as of 30 June 2015.

During the six months ended 30 June 2015, $28.3 million was committed for the fifth regularized replenishment of the TASF and $40 million was allocated to the TASF as part of the OCR's 2014 net income allocation. As of 30 June 2015, total TASF resources amounted to $2,379.9 million, of which $2,146.9 million was committed, leaving an uncommitted balance of $233.0 million ($220.9 million – 31 December 2014).

Operations. During the period, TA expensed net of write-back amounted to $46.3 million ($43.4 million – 2014), consisting of 69 TA projects and seven supplementary approvals that became effective totaling $56.9 million, and $10.6 million write-back of undisbursed commitments for completed and cancelled TA projects (61 TA projects and 17 supplementary approvals totaling $54.2 million, and $10.8 million write-back – 2014). Undisbursed commitments net of TA advances decreased to $330.7 million as of 30 June 2015 ($336.6 million – 31 December 2014).

Investments. As of 30 June 2015, the total investment portfolio amounted to $371.0 million, compared with $390.5 million at the end of 2014, which includes securities purchased under resale arrangements. Total revenue from investments for the six months ended 30 June 2015 was $1.1 million ($1.3 million – 2014).

C. Japan Special Fund

The JSF was established in 1988 to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 30 June 2015, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $906.8 million of which had been committed, leaving an uncommitted balance, including approved TA projects that are not yet effective, of $67.0 million ($65.5 million – 31 December 2014).

Operations. During the period, net TA written back amounted to $1.6 million ($0.6 million – 2014). No new TA projects or grants were approved or made effective during the six months ended 30 June 2015 and 2014. The undisbursed commitments net of TA advances decreased to $4.6 million as of 30 June 2015 ($7.3 million – 31 December 2014).

Investments. As of 30 June 2015, the total investment portfolio amounted to $69.6 million ($72.5 million – 31 December 2014). Total revenue from investments for the six months ended 30 June 2015 was $0.07 million ($0.06 million – 2014).

Asian Currency Crisis Support Facility. The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $37.0 million as of 30 June 2015 have been retained in the ACCSF; $36.8 million was invested in time deposits and has earned $0.04 million in interest income during the six months ended 30 June 2015.

D. ADB Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in DMCs.

The costs for operating the Institute are met from ADBI, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 June 2015, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs was $7.8 million.

E. Regional Cooperation and Integration Fund

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed resources. In 2014, the Government of Japan committed contributions to the fund: ¥246.0 million ($2.4 million equivalent) in March 2014 and ¥145.5 million ($1.2 million equivalent) in December 2014. As of 30 June 2015, total resources of the fund amounted to $62.8 million, $54.4 million of which has been committed, leaving an uncommitted balance of $8.4 million ($8.1 million – 31 December 2014).

Operations. During the period, write-back net of TA expensed amounted to $0.3 million (TA expensed net of write-back $0.7 million – 2014) consisting of one TA project amounting $0.5 million that became effective and a $0.8 million write-back for financially completed and/or cancelled projects (two TA projects totaling to $1.2 million and $0.5 million write-back – 2014). The balance of undisbursed commitments net of TA advances as of 30 June 2015 amounted to $10.3 million ($10.7 million – 31 December 2014).

Investments. As of 30 June 2015, the total investment portfolio amounted to $14.9 million ($17.3 million – 31 December 2014). Total revenue from investments for the six months ended 30 June 2015 and 2014 was $0.01 million.

F. Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in the DMCs to address the causes and consequences of climate change alongside ADB assistance in various related sectors.

Contributed resources. As of 30 June 2015, total resources of the fund amounted to $60.3 million, $49.9 million of which has been committed, leaving an uncommitted balance of $10.4 million ($10.5 million – 31 December 2014).

Operations. During the period, there was a write-back of $0.1 million (TA expensed net of write-back amounting to $1.0 million – 2014) for financially completed and/or cancelled projects. No new TA or grants were approved or made effective during the six months ended 30 June 2015 (two TA projects totaling to $1.4 million and $0.4 million write-back for financially completed and/or cancelled projects – 2014). The balance of undisbursed commitments net of grant and/or TA advances as of 30 June 2015 amounted to $14.2 million ($16.2 million – 31 December 2014).

Investments. As of 30 June 2015, the total investment portfolio amounted to $22.2 million ($26.3 million – 31 December 2014). Total revenue from investments for the six months ended 30 June 2015 and 2014 was $0.02 million.

G. Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. In May 2015, the Board of Governors approved allocation of $20 million of OCR's 2014 net income to APDRF. As of 30 June 2015, total resources of the fund amounted to $60.2 million, $39.8 million of which has been committed, leaving an uncommitted balance of $20.4 million ($4.3 million – 31 December 2014).

Operations. During the period, there were two grants that became effective amounting to $4.0 million (one grant amounting to $0.2 million – 2014) and $0.02 million write-back for financially completed and/or cancelled projects. There were no undisbursed commitments net of grant advances as of 30 June 2015 and 31 December 2014.

Investments. As of 30 June 2015, the total investment portfolio amounted to $20.0 million (nil – 31 December 2014).

H. Financial Sector Development Partnership Special Fund

The FSDPSF was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. In December 2014, the Government of Luxembourg committed a contribution of €1.5 million ($1.9 million equivalent). As of 30 June 2015, total resources of the fund amounted to $9.0 million, $3.1 million of which has been committed, leaving an uncommitted balance of $5.9 million ($7.0 million – 31 December 2014).

Operations. During the period, TA expensed amounted to $1.0 million consisting of two TA projects and one supplementary approval that became effective (one TA and one supplementary approval totaling to $0.4 million – 2014). The balance of undisbursed commitments net of grant and/or TA advances as of 30 June 2015 amounted to $2.4 million ($1.8 million – 31 December 2014).

Investments. As of 30 June 2015, the total investment portfolio amounted to $6.2 million ($6.6 million – 31 December 2014).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
As of 30 June 2015 and 31 December 2014
($ million)

	30 June 2015			31 December 2014
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	960		960	417
Investments	27,397		27,397	23,006
Securities transferred under repurchase agreements	50		50	30
Securities purchased under resale arrangements	217		217	1,257
Loans outstanding	56,492		56,492	55,845
Net unamortized loan origination costs, less allowance for loan losses	46		46	45
Equity investments	848	(42)	806	815
Accrued interest receivable				
Investments	88		88	82
Loans	160		160	150
Derivative assets				
Borrowings	24,244	(1,154)	23,090	25,566
Investments	8,785	(23)	8,762	5,580
Loans	747	(13)	734	654
Other assets	842	995	1,837	1,972
TOTAL	**120,876**	**(237)**	**120,639**	**115,419**
Borrowings	66,038	(1,049)	64,989	61,381
Derivative liabilities				
Borrowings	26,675	(98)	26,577	28,353
Investments	8,232	(61)	8,171	4,980
Loans	664	(21)	643	578
Payable under securities repurchase agreements	50		50	30
Payable for swap related collateral	392		392	478
Accounts payable and other liabilities	1,627		1,627	1,526
Total Liabilities	**103,678**	**(1,229)**	**102,449**	**97,326**
Paid-in capital	6,382	996	7,378	7,229
Net notional maintenance of value receivable	(1,553)		(1,553)	(1,537)
Ordinary reserve	11,970	3	11,973	11,562
Special reserve	313		313	303
Loan loss reserve	216		216	230
Surplus	1,065		1,065	1,065
Cumulative revaluation adjustments account	(125)	125	–	–
Net income[b]	244	(56)	188	549
Accumulated other comprehensive loss	(1,314)	(76)	(1,390)	(1,308)
Total Equity	**17,198**	**992**	**18,190**	**18,093**
TOTAL	**120,876**	**(237)**	**120,639**	**115,419**

– = nil, ( ) = negative.

Numbers may not sum precisely due to rounding.

[a] Includes reversal of ASC Topics 815 and 825 effects, Asian Development Bank's share in unrealized gains or losses from equity investments accounted for under the equity method, and nonnegotiable, and noninterest-bearing demand obligations on account of subscribed capital.

[b] Unallocated net income after appropriation of guarantee fees to the Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2015 and 31 December 2014
Expressed in Millions of US Dollars

ASSETS

	30 June (Unaudited)		31 December (Audited)	
DUE FROM BANKS		$ 960		$ 417
INVESTMENTS (Notes C and M)		27,397		23,006
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes C, D and M)		50		30
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D and M)		217		1,257
LOANS OUTSTANDING (Notes E and M) (Includes net unamortized loan origination costs of $81 – 30 June 2015, $80 –31 December 2014; and net of allowance for loan losses of $35 – 30 June 2015 and 31 December 2014)		56,538		55,890
EQUITY INVESTMENTS (Notes G and M)		848		862
ACCRUED INTEREST RECEIVABLE		248		232
DERIVATIVE ASSETS (Notes H and M)				
Borrowings	$ 24,244		$ 26,830	
Investments	8,785		5,596	
Loans	747	33,776	666	33,092
OTHER ASSETS				
Property, furniture, and equipment	169		173	
Investment related receivables	53		9	
Swap related collateral (Note H and M)	392		478	
Miscellaneous (Notes F and I)	228	842	214	874
TOTAL		$ 120,876		$ 115,660

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES AND EQUITY

	30 June (Unaudited)		31 December (Audited)	
BORROWINGS (Notes H, J, and M)				
At amortized cost	$ 3,270		$ 3,662	
At fair value	62,768	$ 66,038	59,039	$ 62,701
DERIVATIVE LIABILITIES (Notes H, J, and M)				
Borrowings	26,675		28,372	
Investments	8,232		5,034	
Loans	664	35,571	581	33,987
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes D and M)		50		30
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	109		6	
Swap related collateral (Note H and M)	392		478	
Accrued pension and postretirement medical benefit costs	1,378		1,352	
Miscellaneous (Notes F and I)	140	2,019	168	2,004
Total Liabilities		103,678		98,722
EQUITY (OCR-4)				
Capital Stock (Note K)				
Authorized (SDR106,389)				
Subscribed (SDR106,028 – 30 June 2015 and SDR105,674 – 31 December 2014)		148,781		153,056
Less—"callable" shares subscribed (SDR100,711 – 30 June 2015 and SDR100,371 – 31 December 2014)		141,320		145,376
"Paid-in" shares subscribed (SDR5,317 – 30 June 2015 and SDR5,303 – 31 December 2014)		7,461		7,680
Less—subscription installments not due		–		367
Subscription installments matured		7,461		7,313
Less—Capital transferred to the Asian Development Fund and discount		82		84
		7,379		7,229
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)		(997)		(1,098)
		6,382		6,131
Net notional amounts required to maintain value of currency holdings		(1,553)		(1,537)
Ordinary reserve (Note K)		11,970		11,559
Special reserve (Note K)		313		303
Loan loss reserve (Note K)		216		230
Surplus		1,065		1,065
Cumulative revaluation adjustments account (Note K)		(125)		59
Net income after appropriation to special reserve				
For the calendar year 2014 (Note K)		–		366
For the six months ended 30 June 2015 (OCR-2)		244		–
Accumulated other comprehensive loss (Note K)		(1,314)		(1,238)
Total Equity		17,198		16,938
TOTAL		$ 120,876		$ 115,660

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Millions of US Dollars

	2015	2014
REVENUE (Note L)		
From loans (Notes E and H)	$ 319	$ 298
From investments (Notes C and H)	159	152
From guarantees	10	10
From equity investments	1	3
From other sources—net	17	16
TOTAL REVENUE	506	479
EXPENSES (Note L)		
Borrowings and related expenses (Note H)	170	167
Administrative expenses (Note K)	178	160
Provision (Write-back) for loan losses (Note E)	0	(0)
Other expenses	5	5
TOTAL EXPENSES	353	332
NET REALIZED GAINS		
From investments (Notes C, H, K, and L)	26	13
From equity investments (Notes K and L)	12	2
From borrowings (Note H)	1	–
NET REALIZED GAINS	39	15
NET UNREALIZED GAINS (LOSSES) (Notes G, H, J and L)	62	(101)
NET INCOME	**$ 254**	**$ 61**

0 = less than $0.5 million.

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Millions of US Dollars

	2015		2014	
NET INCOME (OCR-2)		$ 254		$ 61
Other comprehensive (loss) income (Note K)				
Currency translation adjustments	$ (79)		$ 45	
Unrealized investment holding (losses) gains	(38)		98	
Pension/postretirement liability adjustments	41	(76)	28	171
COMPREHENSIVE INCOME		**$ 178**		**$ 232**

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Millions of US Dollars

	2015		2014	
Balance, 1 January		$ 16,938		$ 17,138
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 254		$ 61	
Other comprehensive (loss) income (OCR-3)	(76)	178	171	232
Subscriptions received		321		288
Change in demand obligations on account of subscriptions received		102		(146)
Change in SDR values		(172)		100
Change in ordinary reserve		26		1
Net notional amounts required to maintain value of currency holdings		(15)		16
Allocation to Asian Development Fund		(120)		(120)
Allocation to Technical Assistance Special Fund		(40)		(30)
Allocation to Asia Pacific Disaster Response Fund		(20)		–
Balance, 30 June		**$ 17,198**		**$ 17,479**

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Millions of US Dollars

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 295	$ 262
Interest on investments received	164	178
Interest and other financial expenses paid	(113)	(136)
Administrative expenses paid	(147)	(158)
Others—net	20	36
Net Cash Provided by Operating Activities	219	182
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	6,907	2,706
Maturities of investments	77,961	95,763
Purchases of investments	(89,514)	(98,761)
Receipts from securities purchased under resale arrangements	95,710	84,331
Payments for securities purchased under resale arrangements	(94,702)	(84,309)
Principal collected on loans	1,712	2,311
Loans disbursed	(2,400)	(2,281)
Receipts from swaps	252	221
Payments for swaps	–	(6)
Property, furniture, and equipment acquired	(8)	(14)
Change in swap related collateral	(81)	(170)
Purchases of equity investments	(38)	(113)
Sales of equity investments	45	29
Net Cash Used in Investing Activities	(4,156)	(293)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,705	9,330
Borrowings redeemed	(9,678)	(9,291)
Capital subscriptions collected	243	175
Issuance expenses paid	(15)	(17)
Demand obligations of members encashed	136	32
Receipts from swaps	49	118
Payments for swaps	(791)	48
Resources transferred to Asian Development Fund	(120)	(120)
Resources transferred to Technical Assistance Special Fund	(40)	(30)
Resources transferred to Asia Pacific Disaster Response Fund	(20)	–
Net Cash Provided by Financing Activities	4,469	245
Effect of Exchange Rate Changes on Due from Banks	11	(9)
Net Increase in Due from Banks	543	125
Due from Banks at Beginning of Period	417	316
Due from Banks at End of Period	$ 960	$ 441

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Combined ADF-OCR Lending Operations

In April 2015, the Board of Governors adopted a resolution authorizing the termination of Asian Development Fund (ADF) loan operations and the transfer of ADF loans, resources originally set-aside from the ordinary capital resources (OCR), and certain other assets as may be determined by the Board of Directors to OCR effective 1 January 2017. After the effective date of this transfer, concessional lending to lower-income countries will continue from the expanded OCR, on the same terms and conditions as current ADF loans.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the US dollar, and the financial statements are expressed in US dollars.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. All derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities measured at fair value, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

continued

The Fair Value Option

ADB has adopted the Fair Value Option subsections of ASC 825, "Financial Instruments" (ASC 825 or the Fair Value Option). ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

In adopting ASC 825, ADB elected to record and report at fair value all derivatives and selected borrowings that are swapped or have floating interest rates. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and fixed rate borrowings, including legacy borrowings that do not have associated swaps at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on OCR's financial statements.

In June 2014, the FASB issued ASU 2014-10 *"Development Stage Entities (Topic 915) – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation"*. The amendments in this Update remove all incremental financial reporting requirements for development stage entities under US GAAP. In addition, the amendments in Topic 810 may affect the consolidation analysis and decision for a reporting entity that has an interest in an entity in the development stage, by eliminating the exception to the sufficiency-of-equity-at-risk criterion for development stage entities. The amendments to Topic 810 should be applied retrospectively for annual reporting periods beginning after December 15, 2015, and interim periods therein. This ASU is not expected to impact OCR's financial statements.

continued

Also in June 2014, the FASB issued ASU 2014-11 *"Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"* to change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements and to provide increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. An entity is required to apply the disclosure amendments prospectively for annual reporting periods beginning after 15 December 2014, and for interim periods after 15 March 2015. Additional disclosure requirements have been incorporated in Note D.

In November 2014, the FASB issued ASU 2014-16 *"Derivatives and Hedging (Topic 815) - Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity a Consensus of the FASB Emerging Issues Task Force"*. The amendment requires an entity to consider all of a hybrid instrument's stated and implied substantive terms and features, including any embedded derivative features evaluated for bifurcation to determine the nature of a host contract in a hybrid financial instrument issued in the form of a share. An entity is required to apply the amendments for fiscal years, and interim periods within those fiscal years beginning after 15 December 2015. Early adoption is permitted. ADB is currently assessing the impact of this ASU on OCR's financial statements.

In February 2015, the FASB issued ASU 2015-02 *"Consolidation (Topic 810) – Amendments to the Consolidation Analysis"*, which amends the consolidation requirements and significantly changes the consolidation analysis required. The amendments reduce the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. This Update is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after 15 December 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity may apply the amendments in this Update retrospectively or by using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. ADB is currently assessing the impact of this ASU on OCR's financial statements.

In April 2015, the FASB issued ASU 2015-03 *"Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs."* This Update requires that debt issuance costs related to a recognized debt liability, currently reported as deferred charges, be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Update does not change the recognition and measurement guidance for debt issuance costs. This Update is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after 15 December 2015. Early adoption is permitted, including adoption in an interim period. This ASU is not expected to have material impact on OCR's financial statements.

Also in April 2015, the FASB issued ASU 2015-05 *"Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Customer's Accounting for Fess Paid in a Cloud Computing Arrangement."* The amendments provide guidance to customers on accounting for cloud computing arrangement, giving consideration of whether the arrangement includes a license software or not. Effectivity of this update is similar to ASU 2015-03. ADB is currently assessing the impact of this ASU on OCR's financial statements.

continued

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and negotiable certificates of deposit held as of 30 June 2015 and 31 December 2014 are considered Available for Sale and are reported at fair value. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive loss. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Included in Investments as of 30 June 2015 and 31 December 2014 were securities transferred under securities lending arrangements of government or government-guaranteed obligations totaling $20 million ($32 million – 31 December 2014).

The estimated fair value of investments by contractual maturity as of 30 June 2015 and 31 December 2014 was as follows:

($ million)	30 June 2015	31 December 2014
Due in one year or less	$ 12,230	$ 8,462
Due after one year through five years	14,880	13,983
Due after five years through ten years	268	542
Due after ten years through fifteen years	19	19
Total	**$ 27,397**	**$ 23,006**

continued

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million)		
As of	**30 June 2015**	**31 December 2014**
Amortized cost	$ 22,817	$ 18,932
Estimated fair value	22,899	19,036
Gross unrealized gains	126	141
Gross unrealized losses	(44)	(37)

($ million)		
For the six months ended 30 June:	**2015**	**2014**
Change in net unrealized gains from prior period	$ (22)	$ 27
Proceeds from sales	6,907	2,706
Gross gain on sales	26	14
Gross loss on sales	0	(1)

0 = less than $0.5 million.

The table below provides a listing of investments that sustained unrealized losses as of 30 June 2015 and 31 December 2014. There were nine government or government-guaranteed obligations (34 – 31 December 2014), and 29 corporate obligations (66 – 31 December 2014) that sustained losses for over one year representing 1.56% (9.74% – 31 December 2014) of the total investments. Comparative details as of 30 June 2015 and 31 December 2014 are as follows:

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 June 2015						
Government or government-guaranteed obligations	$ 9,325	$ 36	$ 356	$ 6	$ 9,681	$ 42
Other securities						
Corporate obligations	740	2	71	0	811	2
Total	**$ 10,065**	**$ 38**	**$ 427**	**$ 6**	**$ 10,492**	**$ 44**
As of 31 December 2014						
Government or government-guaranteed obligations	$ 4,530	$ 13	$ 2,152	$ 22	$ 6,682	$ 35
Other securities						
Corporate obligations	402	1	88	1	490	2
Total	**$ 4,932**	**$ 14**	**$ 2,240**	**$ 23**	**$ 7,172**	**$ 37**

0 = less than $0.5 million

continued

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 June 2015 and 31 December 2014 was as follows:

($ million)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 June 2015				
Investments				
Government or government-guaranteed obligations	$ 21,454	$ 19,849	$ 1,605	$ –
Time deposits	4,499	–	4,499	–
Other securities	1,444	1,182	256	6
Securities transferred under repurchase agreements	50	50	–	–
Securities purchased under resale arrangements	217	–	217	–
Total at fair value	**$ 27,664**	**$ 21,081**	**$ 6,577**	**$ 6**
31 December 2014				
Investments				
Government or government-guaranteed obligations	$ 18,177	$ 16,138	$ 2,039	$ –
Time deposits	3,971	–	3,971	–
Other securities	858	849	3	6
Securities transferred under repurchase agreements	30	30	–	–
Securities purchased under resale arrangements	1,257	–	1,257	–
Total at fair value	**$ 24,293**	**$ 17,017**	**$ 7,270**	**$ 6**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations, corporate obligations, and other debt securities. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads and other techniques. Time deposits are reported at cost, which approximates fair value.

OCR's INVESTMENTS are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

continued

The significant unobservable inputs used in valuing the other securities classified as Level 3 include the internal rate of return (IRR) incorporating fluctuation in the foreign exchange rate between the US dollar and the Indian rupee. The IRR ranged from 10% - 15% as of 30 June 2015 and 31 December 2014.

The table below provides the details of inter-level transfers, which are attributed to the absence or availability of market quotes, for the six months ended 30 June 2015 and for the year ended 31 December 2014:

($ million)

	30 June 2015		31 December 2014	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 70	$ (70)	$ 68	$ (68)
Transfers (out of) into	(109)	109	(20)	20
Corporate obligations				
Transfers into (out of)	1	(1)	10	(10)
Transfers (out of) into	(6)	6	(2)	2
	$ (44)	$ 44	$ 56	$ (56)

The following table presents the changes in the carrying amounts of ADB's Level 3 investments for the six months ended 30 June 2015 and for the year ended 31 December 2014:

($ million)

	30 June 2015	31 December 2014
Balance, beginning of period	$ 6	$ –
Total gains (losses) - (realized/unrealized)		
Included in other comprehensive income (Note K)		
Accumulated translation adjustments	(0)	(0)
Unrealized investment holding gains	0	0
Purchases	–	6
Balance, end of period	$ 6	$ 6
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[a] relating to assets still held at the reporting date	$ 0	$ 0

Note: There were no realized gains and losses included in earnings and transfers in and out of Level 3.
[a] Included in unrealized investment holding gains for the period (Note K).
0 = less than $0.5 million

continued

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash received is recorded as a liability. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements with counterparties in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the various events of a default and termination events specified occur and includes provisions to offset the sum due from one party against the sum due to the other. All securities transferred under repurchase agreements are in government or government-guaranteed securities that are rated investment grade. ADB monitors daily the fair value of margin securities for compliance with the repurchase agreement.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements presented in the balance sheet as of 30 June 2015 and 31 December 2014 are summarized below. (See Note H for Derivative Instruments.)

($ million)

	As of 30 June 2015				As of 31 December 2014			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Payable under securities repurchase agreement	$ 50	$ 50	$ –	$ 0	$ 30	$ 30	$ –	$ 0
Total	$ 50	$ 50	$ –	$ 0	$ 30	$ 30	$ –	$ 0

0 = less than $0.5 million

The repurchase agreements accounted for as secured borrowings as of 30 June 2015 and 31 December 2014 are summarized below.

($ million)

	As of 30 June 2015				As of 31 December 2014			
	Remaining contractual maturity of the agreements				Remaining contractual maturity of the agreements			
	1-30 Days	31-90 Days	> 90 Days	Total	1-30 Days	31-90 Days	> 90 Days	Total
Payable under securities repurchase agreement								
Government or government-guaranteed obligations	$ 50	$ –	$ –	$ 50	$ 30	$ –	$ –	$ 30
Total	$ 50	$ –	$ –	$ 50	$ 30	$ –	$ –	$ 30
Gross amount of recognized liabilities for repurchase agreements disclosed above				50				30
Amounts related to agreements not included in offsetting disclosure				–				–

continued

NOTE E—LOANS

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans, and reports the loans at their carrying book values.

As of 30 June 2015 and 31 December 2014, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

Borrower/Guarantor	30 June 2015	31 December 2014
People's Republic of China	$ 15,200	$ 14,968
India	13,464	13,142
Indonesia	7,389	7,723
Philippines	4,645	4,445
Pakistan	4,467	4,666
Viet Nam	2,662	2,547
Others (individually less than 5% of total loans)	8,665	8,354
Total loans	56,492	55,845
Allowance for loan losses	(35)	(35)
Net unamortized loan origination costs	81	80
Net loans outstanding	**$ 56,538**	**$ 55,890**

Loans outstanding as of 30 June 2015 include nonsovereign loans amounting to $3,862 million ($3,539 million – 31 December 2014).

The undisbursed balance of approved, including effective and not yet effective loans as of 30 June 2015 was $32,541 million ($34,218 million – 31 December 2014). This included an undisbursed balance of approved nonsovereign loans amounting to $2,909 million ($3,541 million – 31 December 2014). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $596 million ($385 million – 31 December 2014).

Waiver on Loan Charges

For eligible sovereign loans negotiated before 1 October 2007, ADB continued to provide a waiver of a portion of interest on loans and commitment charges on undisbursed balances. The reduction in net income from the waivers on loan charges for the six months ended 30 June 2015 and 2014 is summarized below:

($ million)

	30 June 2015	30 June 2014
Interest waiver	$ 3	$ 17
Commitment charge waiver	0	0
Total	$ 3	$ 17

0 = less than $0.5 million.

Overdue amounts

As of 30 June 2015, there were no loans in nonaccrual status (nil – 31 December 2014) and overdue loan service payments ($0 million – 31 December 2014).

continued

Allowance for Loan Losses

The changes in the allowance for loan losses during the six months ended 30 June 2015, and for the year ended 31 December 2014, as well as information pertaining to loans which were subject to specific allowance for loan losses were as follows:

($ million)

	30 June 2015			31 December 2014		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 35	$ 35	$ –	$ 36	$ 36
Provision during the period	–	2	2	–	3	3
Written back/off	–	(2)	(2)	–	(4)	(4)
Translation adjustment	–	–	–	–	0	0
Ending balance	$ –	$ 35	$ 35	$ –	$ 35	$ 35
Ending balance individually evaluated for impairment	$ –	$ 6	$ 6	$ –	$ 7	$ 7
Ending balance collectively evaluated for impairment	$ –	$ 29	$ 29	$ –	$ 28	$ 28
Loans:						
Ending balance	$ 52,560	$ 3,932	$ 56,492	$ 52,239	$ 3,606	$ 55,845
Ending balance individually evaluated for impairment	$ –	$ 18	$ 18	$ –	$ 21	$ 21
Ending balance collectively evaluated for impairment	$ –	$ 3,914	$ 3,914	$ –	$ 3,585	$ 3,585

Allowances are established for all impaired loans. The recorded impaired loans receivable with related allowance for loan losses as of 30 June 2015 and 31 December 2014 were as follows:

($ million)

	30 June 2015			31 December 2014		
Portfolio	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign loans	18	–	6	21	–	7

No loans were modified or restructured during the six months ended 30 June 2015 (nil – 31 December 2014).

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and capital adequacy framework.

ADB monitors credit quality of the loan portfolio by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurement. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a

continued

methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

The following table summarizes the credit quality of sovereign and nonsovereign loans after the effect of risk transfers. High credit risk includes $18 million in nonsovereign loans that are considered impaired ($21 million – 31 December 2014).

($ million)

		Sovereign Loans		Nonsovereign Loans	
Risk Class	Risk Rating	30 June 2015	31 December 2014	30 June 2015	31 December 2014
Low credit risk	1–5 (AAA to BBB–)	$ 40,603	$ 40,458	$ 1,700	$ 1,576
Medium credit risk	6–11 (BB+ to B–)	7,639	7,335	2,017	1,741
High credit risk	12–14 (CCC+ to D)	4,318	4,446	215	289
Total		$ 52,560	$ 52,239	$ 3,932	$ 3,606

As of 30 June 2015, ADB's loan and guarantee portfolios had a significant concentration of credit risk to Asia and Pacific region. The credit exposure determined based on fair value amounted to $58,857 million ($58,797 million – 31 December 2014).

Fair Value Disclosure

Fair valuation is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, reduced by specific and collective provisions. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the fair value of the loan portfolio. The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the fair value of the loan.

The hierarchy of estimated fair value of ADB loans as of 30 June 2015 and 31 December 2014 was as follows:

($ million)

	30 June 2015	31 December 2014
Level 1	$ –	$ –
Level 2	50,738	50,362
Level 3	6,464	6,695
Total loans at fair value	**$ 57,202**	**$ 57,057**

continued

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

The committed and outstanding amounts of these guarantee obligations as of 30 June 2015 and 31 December 2014 covered:

($ million)

	30 June 2015		31 December 2014	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Credit Guarantees				
Trade related				
with counterguarantee	$ 224	$ 224	$ 280	$ 280
without counterguarantee	694	435	689	443
	918	659	969	723
Non-Trade related				
with counterguarantee	901	815	922	847
without counterguarantee	128	79	105	56
	1,029	894	1,027	903
Subtotal	1,947	1,553	1,996	1,626
Political Risk Guarantees				
with counterguarantee	129	80	130	89
without counterguarantee	59	22	60	25
	188	102	190	114
Total	$ 2,135	$ 1,655	$ 2,186	$ 1,740

The committed amount represents the maximum potential amount of undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 June 2015, a total liability of $23 million ($25 million – 31 December 2014) relating to standby ready obligations for six credit risk guarantees (six – 31 December 2014) and three political risk guarantees (three – 31 December 2014) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002.

continued

As of 30 June 2015 and 31 December 2014, no credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.

Fair Value Disclosure

As of 30 June 2015 and 31 December 2014, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the fair value hierarchy.

The accounting division is responsible for determining and reporting the fair value of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase in discount rates generally results in a decrease in the fair value of the guarantees.

The valuation technique and significant unobservable quantitative inputs for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 June 2015 and 31 December 2014 were unchanged as summarized below:

Portfolio	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.6%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the six months ended 30 June 2015 and for the year ended 31 December 2014:

($ million)

	Guarantee Receivable/Liability	
	30 June 2015	31 December 2014
Balance, beginning of the period	$ 25	$ 32
Issuances	6	12
Amortization	(9)	(19)
Balance, end of the period	$ 23	$ 25

Notes: Numbers may not sum precisely due to rounding.
There were no realized/unrealized gains and losses included in earnings and other comprehensive income.

NOTE G—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are reported: (i) at fair value; (ii) under the equity method; and (iii) at cost or written down value as follows:

($ million)

	30 June 2015	31 December 2014
Equity method	$ 587	$ 577
Cost method	212	213
Fair value method	49	72
Total	**$ 848**	**$ 862**

continued

Equity investments with readily determinable fair values that are not accounted for under the equity method are reported at fair value. As of 30 June 2015, these included an equity investment which was classified as available for sale amounting to $39 million ($63 million – 31 December 2014) and another equity investment with associated derivative amounting to $10 million ($9 million – 31 December 2014).

There were no equity investments that sustained unrealized losses for the six months ended 30 June 2015 and for the year ended 31 December 2014.

Additional information relating to equity investments classified as available for sale is as follows:

($ million)

As of	30 June 2015	31 December 2014
Amortized cost	$ 16	$ 24
Estimated fair value	39	63
Gross unrealized gains	23	39
Gross unrealized losses	–	–

For the six months ended 30 June:	2015	2014
Change in unrealized gains from prior period	$ (17)	$ 58
Proceeds from sales	18	–
Gross gain on sales	10	–
Gross loss on sales	–	–

Approved equity investments that have not been disbursed totaled $390 million at 30 June 2015 ($433 million – 31 December 2014).

Fair Value Disclosure

ADB's equity investments reported at fair value as of 30 June 2015 were $49 million ($72 million – 31 December 2014). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The office of risk management is primarily responsible for determining the fair value of equity investments with associated derivatives using discounted cash flow models. Inputs for the models are based on significant unobservable inputs such as discount rates and asset growth rates applicable to individual equity investment contracts that are internally determined and are classified as Level 3. An increase (decrease) in discount rates results in a decrease (increase) in the fair value of the equity investments.

The fair value hierarchy of ADB's equity investments at fair value as of 30 June 2015 and 31 December 2014 was as follows:

($ million)

	30 June 2015	31 December 2014
Level 1	$ 39	$ 63
Level 2	–	–
Level 3	10	9
Total equity investments at fair value	**$ 49**	**$ 72**

continued

The valuation technique and significant unobservable quantitative inputs for equity investment assets (banking and other financial institutions) classified as Level 3 as of 30 June 2015 and 31 December 2014 were unchanged as presented below.

Portfolio	Valuation Technique	Unobservable Inputs	Average Range
Equity investment	Discounted cash flows	Discount rates	20.00% to 25.00% (23.35%)
		Asset growth rates	20.00% to 25.00% (25.00%)

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investments for the six months ended 30 June 2015 and for the year ended 31 December 2014:

($ million)	Equity investments under Fair Value Method	
	30 June 2015	31 December 2014
Balance, beginning of the period	$ 9	$ 6
Total gains (losses) - (realized/unrealized)		
Included in earnings	1 [a]	3
Included in other comprehensive income [b]	(1)	(1)
Purchases	1	1
Balance, end of the period	$ 10	$ 9
The amount of total gains for the period included in earnings attributable to the change in unrealized gains relating to assets still held at reporting date	$ 1 [a]	$ 3

[a] Included in net unrealized gains (losses) (OCR-2).

[b] Included in accumulated translation adjustments (Note K).

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset and liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate swap and currency swap agreements usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments are interest rate, currency and foreign exchange swaps and forwards that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

continued

Fair Value Disclosure

The fair value hierarchy of ADB's derivatives and the balance sheet location as of 30 June 2015 and 31 December 2014 were as follows:

($ million)

30 June 2015	Balance Sheet Location	Total	Fair Value Measurements		
			Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Derivative Assets				
Currency swaps	- Borrowings	$ 23,618	$ –	$ 19,060	$ 4,558
Interest rate swaps		626	–	598	28
Investments related swaps and forwards	Derivative Assets				
Currency swaps	- Investments	5,852	–	5,852	–
Interest rate swaps		–	–	–	–
Foreign exchange swaps		2,896	–	2,896	–
Foreign exchange forwards		37	–	37	–
Loans related swaps	Derivative Assets				
Currency swaps	- Loans	746	–	746	0
Interest rate swaps		1	–	1	0
Total assets at fair value		**$ 33,776**	**$ –**	**$ 29,190**	**$ 4,586**
Liabilities					
Borrowings related swaps	Derivative Liabilities				
Currency swaps	- Borrowings	$ 26,529	$ –	$ 26,529	$ –
Interest rate swaps		146	–	124	22
Investments related swaps	Derivative Liabilities				
Currency swaps	- Investments	5,238	–	5,238	–
Interest rate swaps		49	–	49	–
Foreign exchange swaps		2,907	–	2,907	–
Foreign exchange forwards		38	–	38	–
Loans related swaps	Derivative Liabilities				
Currency swaps	- Loans	644	–	22	622
Interest rate swaps		20	–	18	2
Total liabilities at fair value		**$ 35,571**	**$ –**	**$ 34,925**	**$ 646**

0 = less than $0.5 million

continued

($ million)

31 December 2014	Balance Sheet Location	Total	Fair Value Measurements Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Derivative Assets				
Currency swaps	- Borrowings	$ 26,149	$ –	$ 20,173	$ 5,976
Interest rate swaps		681	–	653	28
Investments related swaps and forwards	Derivative Assets				
Currency swaps	- Investments	5,099	–	5,099	–
Interest rate swaps		–	–	–	–
Foreign exchange swaps		497	–	497	–
Foreign exchange forwards		–	–	–	–
Loans related swaps	Derivative Assets				
Currency swaps	- Loans	664	–	664	0
Interest rate swaps		2	–	1	1
Total assets at fair value		$ 33,092	$ –	$ 27,087	$ 6,005
Liabilities					
Borrowings related swaps	Derivative Liabilities				
Currency swaps	- Borrowings	$ 28,295	$ –	$ 28,295	$ –
Interest rate swaps		77	–	50	27
Investments related swaps and forwards	Derivative Liabilities				
Currency swaps	- Investments	4,495	–	4,495	–
Interest rate swaps		53	–	53	–
Foreign exchange swaps		486	–	486	–
Foreign exchange forwards		–	–	–	–
Loans related swaps	Derivative Liabilities				
Currency swaps	- Loans	557	–	23	534
Interest rate swaps		24	–	22	2
Total liabilities at fair value		$ 33,987	$ –	$ 33,424	$ 563

0 = less than $0.5 million

The office of risk management is primarily responsible for determining the fair value of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the fair value of derivatives.

During the six months ended 30 June 2015, there were no inter-level transfers in ADB's derivatives portfolio (nil – 31 December 2014).

continued

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 June 2015 and 31 December 2014 are presented below:

Portfolio	Valuation Technique	Unobservable Inputs	Range (Weighted Average) 30 June 2015	Range (Weighted Average) 31 December 2014
Borrowings related swaps/ Loans related swaps	Discounted cash flows	Basis swap spreads	-1.15% to 8.75% (0.65%)	-1.17% to 8.10% (-0.58%)

The following tables present the changes in the carrying amounts of ADB's Level 3 swaps receivable and swaps payable for the six months ended 30 June 2015 and for the year ended 31 December 2014:

($ million)

	30 June 2015			
	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2015	$ 6,004	$ (27)	$ 1	$ (536)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(24)	5	(0)	(22)
Included in other comprehensive income[b]	(530)	0	(0)	17
Issuances	348	–	–	(108)
Maturities/Redemptions	(1,212)	–	–	25
Transfers into Level 3	–	–	–	–
Balance, 30 June 2015	$ 4,586	$ (22)	$ 0	$ (624)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 1	$ 7	$ (0)	$ (22)

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in accumulated translation adjustments (Note K).
0 = less than $0.5 million.

($ million)

	31 December 2014			
	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2014	$ 6,096	$ (52)	$ 2	$ (521)
Total gains (losses) - (realized/unrealized)				
Included in earnings	107	13	(0)	4
Included in other comprehensive income[a]	(389)	1	(0)	26
Issuances	1,171	–	–	(88)
Maturities/Redemptions	(981)	11	(1)	43
Balance, 31 December 2014	$ 6,004	$ (27)	$ 1	$ (536)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 118	$ 14	$ (0)	$ 4

[a] Included in accumulated translation adjustments (Note K).
0 = less than $0.5 million.

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 June 2015	30 June 2014
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	(26)	195
	Borrowings and related expenses	413	492
Interest rate swaps	Net Unrealized Gains (Losses)	(140)	3
	Net Realized Gains	9	–
	Borrowings and related expenses	271	298
Foreign exchange swaps	Net Unrealized Gains (Losses)	–	0
	Borrowings and related expenses	–	0
		527	988
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	(4)	(1)
	Revenue from Investments	2	0
Interest rate swaps	Net Unrealized Gains (Losses)	3	(4)
	Revenue from Investments	(6)	(5)
Foreign exchange swaps	Net Unrealized Gains (Losses)	1	–
	Revenue from Investments	5	2
Foreign exchange forwards	Net Realized Gains	0	–
	Net Unrealized Gains (Losses)	(0)	–
		1	(8)
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	(20)	(6)
	Revenue from Loans	(10)	(10)
Interest rate swaps	Net Unrealized Gains (Losses)	4	3
	Revenue from Loans	(8)	(6)
		(34)	(19)

0 = less than $0.5 million.

continued

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate fair value of all derivative instruments that ADB has under the enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 June 2015 is $2,782 million ($1,983 million – 31 December 2014). The gross liability position in the aggregate fair value of all derivative instruments that ADB has no enforceable netting agreement amounted to $22 million as of 30 June 2015 ($26 million – 31 December 2014).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 June 2015, ADB received collateral of $1,071 million ($1,116 million – 31 December 2014) in connection with swap agreements. Of this amount, $392 million ($478 million – 31 December 2014) was recorded as Swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 June 2015 and 31 December 2014 are summarized below. (See Note D for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS.)

($ million)

	As of 30 June 2015				As of 31 December 2014			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of assets presented in the balance sheet [a]	Gross amounts not offset in the balance sheet			Gross amount of assets presented in the balance sheet [a]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral received [b]	Net amount		Financial instruments	Collateral received [b]	Net amount
Derivative assets	$ 33,748	$ 32,767	$ 890	$ 91	$ 33,063	$ 31,978	$ 913	$ 172
Total	$ 33,748	$ 32,767	$ 890	$ 91	$ 33,063	$ 31,978	$ 913	$ 172

($ million)

	As of 30 June 2015				As of 31 December 2014			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet [c]	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet [c]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Derivative liabilities	$ 35,549	$ 32,767	$ –	$ 2,782	$ 33,961	$ 31,978	$ –	$ 1,983
Total	$ 35,549	$ 32,767	$ –	$ 2,782	$ 33,961	$ 31,978	$ –	$ 1,983

[a] This excludes gross amount of RECEIVABLE FROM SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $29 million ($29 million - 31 December 2014).

[b] Collateral received includes both cash and securities collateral.

[c] This excludes gross amount of PAYABLE FOR SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $22 million ($26 million - 31 December 2014).

continued

NOTE I—RELATED PARTY TRANSACTIONS

Included in miscellaneous assets and miscellaneous liabilities are net receivables from and net payables to special funds and trust funds resulting from administrative arrangements and operating activities:

($ million)

	30 June 2015	31 December 2014
Amounts receivable from:		
Asian Development Fund (Note L)	$ 62	$ 41
Special Funds	1	0
Staff Retirement Plan	0	13
Total	**$ 63**	**$ 54**
Amounts payable to:		
Agency Trust Funds—net	$ 3	$ 2
Special Funds	–	0
Total	**$ 3**	**$ 2**

0 = less than $0.5 million.

As of 30 June 2015 and 31 December 2014, the related parties include other special funds consisting of Technical Assistance Special Fund (TASF), Japan Special Fund, ADB Institute, Regional Cooperation and Integration Fund, Climate Change Fund, Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund.

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

In adopting ASC 825, ADB elected to fair value all variable rate borrowings or those borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its fixed rate borrowings that are not swapped at amortized cost.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the fair value of the borrowings. Parameters and models used for determining the fair value of borrowings are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, and interest rate volatilities.

continued

The fair value hierarchy of ADB's borrowings as of 30 June 2015 and 31 December 2014 were as follows:

($ million)	30 June 2015	31 December 2014
at Amortized cost		
Level 1	$ –	$ –
Level 2	3,714	4,426
Level 3	220	–
Sub-total	$ 3,934	$ 4,426
at Fair value		
Level 1	$ –	$ –
Level 2	57,718	52,551
Level 3	5,050	6,488
Sub-total	$ 62,768	$ 59,039
Total borrowings at fair value	**$ 66,702**	**$ 63,465**

There were no inter-level transfers in ADB's borrowings during the six months ended 30 June 2015 and the year ended 31 December 2014.

ADB uses the discounted cash flows method using derived credit spreads in determining the fair values of borrowings classified as Level 3. For borrowings carried at fair value, the quantitative information on significant unobservable inputs used as of 30 June 2015 and 31 December 2014 are presented below:

Portfolio	Valuation Technique	Unobservable Inputs	Range (Weighted Average) 30 June 2015	Range (Weighted Average) 31 December 2014
Borrowings	Discounted cash flows	Derived credit spreads	-1.01% to 0.79% (-0.16%)	-1.67% to 0.92% (-0.65%)

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings reported at fair value for the six months ended 30 June 2015 and the year ended 31 December 2014:

($ million)	30 June 2015	31 December 2014
Balance, beginning of the period	$ 6,488	$ 6,674
Total (gains) losses - (realized/unrealized)		
Included in earnings	(41)[a]	83
Included in other comprehensive income[b]	(533)	(405)
Issuances	348	1,187
Maturities/Redemptions	(1,212)	(1,051)
Balance, end of the period	$ 5,050	$ 6,488
The amount of total losses (gains) for the period included in earnings attributable to the change in net unrealized gains or losses relating to liabilities still held at the reporting date	$ (20)[a]	$ 104

[a] Included in net unrealized gains (losses) (OCR-2).

[b] Included in accumulated translation adjustments (Note K).

continued

NOTE K—EQUITY

The authorized capital stock of ADB as of 30 June 2015 and 31 December 2014 consisted of 10,638,933 shares, of which 10,602,733 shares (10,567,394 – 31 December 2014) have been subscribed. Of the subscribed shares, 10,071,053, shares (10,037,127 – 31 December 2014) are "callable," and 531,680 shares (530,267 – 31 December 2014) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $285 million ($420 million – 31 December 2014), while those notes received with fixed encashment schedules totaled $711 million ($678 million – 31 December 2014).

In January 2011, the Board of Directors approved the temporary reduction of shares and voting power of members in proportion to the delayed amount of paid-in shares if ADB does not receive confirmation of subscription payments within 45 days of the respective due dates thereof. The affected shares and voting power will be automatically restored upon receipt of the installment to the extent that the installment payments are made by 1 April 2015. In March 2015, the Board of Directors deferred this deadline to 18 May 2015. Payments received beyond this date will be referred to the Board of Directors for approval of the restoration of affected shares and voting power.

In May 2015, the Board of Governors approved the following with respect to ADB's 2014 net income of $366 million, after appropriation of guarantee fees to special reserve: (i) $183 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2014, be added from the Cumulative Revaluation Adjustments account; (ii) $15 million representing the adjustment to the Loan Loss Reserve as of 31 December 2014, be added from the loan loss reserve to the net income; (iii) $384 million be allocated to the Ordinary Reserve; (iv) $120 million be allocated to ADF; (v) $40 million be allocated to TASF; and (vi) $20 million be allocated to APDRF.

As of 30 June 2015, the value of the SDR in terms of the US dollar was $1.40323 ($1.44838 – 31 December 2014) giving a value for each share of ADB's capital equivalent to $14,032.30 ($14,483.80 – 31 December 2014).

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under US GAAP, are excluded from net income. Other comprehensive income includes items such as unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and post-retirement liability adjustment.

The changes in Accumulated Other Comprehensive Loss balances for the six months ended 30 June 2015 and 2014 were as follows:

continued

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains: Investments		Unrealized Holding Gains: Equity Investments		Pension/Postretirement Liability Adjustments		Accumulated Other Comprehensive Loss	
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Balance, beginning of the period	$ (156)	$ (56)	$ 104	$ 123	$ 36	$ 74	$ (1,222)	$ (782)	$ (1,238)	$ (641)
Other comprehensive income (loss) before reclassifications	(79)	45	(5)	46	(6)	61	–	–	(90)	152
Amounts reclassified from accumulated other comprehensive loss	–	–	(17)	(10)	(10)	1	41	28	14	19
Net current-period other comprehensive income (loss)	$ (79)	45	$ (22)	$ 36	$ (16)	$ 62	$ 41	$ 28	$ (76)	$ 171
Balance, end of the period	**$ (235)**	**$ (11)**	**$ 82**	**$ 159**	**$ 20**	**$ 136**	**$ (1,181)**	**$ (754)**	**$ (1,314)**	**$ (470)**

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the six months ended 30 June 2015 and 2014 are presented below:

($ million)

Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a] 2015	2014	Affected Line Item in the Condensed Statement of Income and Expenses
Unrealized Holding Gains			
Investments	$ 17	$ 10	NET REALIZED GAINS From investments
Equity investments	10	(1)	NET REALIZED GAINS From EI
	$ 27	$ 9	
Pension/Postretirement Liability Adjustments			
Actuarial losses	$ (41)	$ (28)	Administrative expenses
	$ (41)	$ (28)	
Total reclassifications for the period	$ (14)	$ (19)	

[a] Amounts in parentheses indicate debits to net income.

EI = equity investments.

NOTE L—INCOME AND EXPENSES

Total income from loans for the six months ended 30 June 2015 was $319 million ($298 million – 2014). The average yield on the loan portfolio for the six months ended 30 June 2015 was 1.10% (1.11% – 2014) including other loan income.

Total income from investments including net realized gains on sales, and interest earned for securities transferred under repurchase agreements and securities purchased under resale arrangements for the six months ended 30 June 2015 was $185 million ($165 million – 2014). The annualized rate of return on the average investments held during the six months ended 30 June 2015 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 1.23% (1.15% –2014).

Net income from equity investments for the six months ended 30 June 2015 amounted to $13 million ($5 million – 2014). This included gains realized from divestments of $12 million ($2 million – 2014) and other income of $1 million ($10 million – 2014), net of $0.2 million ($7 million – 2014) equity losses.

Income from other sources primarily included income from guarantee operations of $10 million ($10 million – 2014) and income received as executing agency amounting to $7 million ($8 million – 2014).

continued

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the six months ended 30 June 2015 were apportioned between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the six months ended 30 June 2015 of $315 million ($308 million – 2014), $128 million ($134 million – 2014) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $9 million ($14 million – 2014) related to new loans made effective for the six months ended 30 June 2015.

For the six months ended 30 June 2015, the net loan loss provision amounted to $0.04 million (net write-back of $0.1 million – 2014).

Total borrowings and related expenses of $169 million ($167 million – 2014) consisted of interest expense and other related expenses such as amortization of issuance costs, net of gains on bond redemption. The average cost of borrowings outstanding after swaps was 0.39% (0.68% – 2014).

The following table provides information on the unrealized gains or losses included in income for the six months ended 30 June 2015 and 2014:

($ million)

	30 June 2015	30 June 2014
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 79	$ (95)
Investments related swaps and forwards	(0)	(5)
Loans related swaps	(16)	(2)
Equity investments	1	1
Translation adjustments in non-functional currencies	(2)	0
Total	$ 62	$ (101)

0 = less than $0.5 million.

continued

NOTE M—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated fair values of ADB's financial instruments as of 30 June 2015 and 31 December 2014 are summarized below:

($ million)

	30 June 2015		31 December 2014	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 960	$ 960	$ 417	$ 417
Investments (Note C)	27,397	27,397	23,006	23,006
Securities transferred under repurchase agreements (Note D)	50	50	30	30
Securities purchased under resale arrangements (Note D)	217	217	1,257	1,257
Loans outstanding (Note E)	56,538	57,202	55,890	57,057
Equity investments carried at fair value (Note G)	49	49	72	72
Derivative assets - borrowrings (Note H)	24,244	24,244	26,830	26,830
Derivative assets - investments (Note H)	8,785	8,785	5,596	5,596
Derivative assets - loans (Note H)	747	747	666	666
Swap related collateral (Note H)	392	392	478	478
Future guarantee receivable (Note F)	23	23	25	25
LIABILITIES:				
Borrowings (Note J)	66,038	66,702	62,701	63,465
Derivative liabilities - borrowings (Note H)	26,675	26,675	28,372	28,372
Derivative liabilities - investments (Note H)	8,232	8,232	5,034	5,034
Derivative liabilities - loans (Note H)	664	664	581	581
Payable under securities repurchase agreements (Note D)	50	50	30	30
Swap related collateral (Note H)	392	392	478	478
Guarantee liability (Note F)	23	23	25	25
Off-balance sheet financial instruments[a]:				
Future guarantee receivable	n/a	$ 7	n/a	$ 8
Guarantee Liability	n/a	7	n/a	8

[a] Guarantees issued and modified prior to 1 January 2003.
n/a = not applicable

As of 30 June 2015 and 2014, ADB has no material assets or liabilities measured at fair value on a non-recurring basis.

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $2,769 million primarily in US dollars.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 June 2015 and 31 December 2014
Expressed in Millions of US Dollars

		30 June (Unaudited)		31 December (Audited)
ASSETS				
DUE FROM BANKS		$ 267		$ 60
INVESTMENTS (Note C)		6,782		6,198
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C and D)		65		361
LOANS OUTSTANDING (Note E) (Net of allowance for HIPC relief of $68 – 30 June 2015, $70 – 31 December 2014)		26,530		27,534
ACCRUED REVENUE		102		86
OTHER ASSETS (Note G)		248		200
TOTAL		**$ 33,994**		**$ 34,439**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		$ 9		$ –
Payable to related funds (Note F)		70		41
Advance payments on contributions (Note G)		302		185
Undisbursed grant commitments (Note J)		2,821		2,735
Total Liabilities		3,202		2,961
FUND BALANCES (ADF-3)				
Contributions received				
Contributed resources (Note G)	$ 31,139		$ 31,830	
Unamortized discount	(32)	31,107	(36)	31,794
Set-aside resources		67		69
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		1,583		1,463
		32,757		33,326
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(1,484)		(1,841)
Accumulated surplus		(13)		206
Accumulated other comprehensive loss (Note H)		(468)		(213)
Total Fund Balance		30,792		31,478
TOTAL		**$ 33,994**		**$ 34,439**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Millions of US Dollars

	2015	2014
REVENUE		
From loans	$ 153	$ 160
From investments (Note C)	27	26
TOTAL REVENUE	180	186
EXPENSES		
Grants (Note J)	251	649
Administrative expenses (Note I)	128	134
Amortization of discounts on contributions	4	9
TOTAL EXPENSES	383	792
NET REALIZED GAINS FROM INVESTMENTS (Notes C and H)	5	2
NET UNREALIZED LOSSES	(21)	(2)
REVENUE LESS THAN EXPENSES	**$ (219)**	**$ (606)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Millions of US Dollars

	2015		2014	
REVENUE LESS THAN EXPENSES (ADF-2)		$ (219)		$ (606)
Other comprehensive loss (Note H)				
Currency translation adjustments	$ (243)		$ (301)	
Unrealized investment holding (losses) gains	(12)	(255)	3	(298)
COMPREHENSIVE LOSS		**$ (474)**		**$ (904)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ADF-4

CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Millions of US Dollars

	2015	2014
Balance, 1 January	$ 31,478	$ 33,359
Comprehensive loss for the period (ADF-3)	(474)	(904)
Change in contributions received		
from contributed resources	(691)	549
from unamortized discount for accelerated notes encashment of ADF IX, ADF X and ADF XI	4	20
Transfer from Ordinary Capital Resources	120	120
Change in SDR value of set-aside resources	(2)	0
Change in nonnegotiable, noninterest-bearing demand obligations	357	377
Balance, 30 June	**$ 30,792**	**$ 33,521**

0 = less than $0.5 million.

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Millions of US Dollars

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 131	$ 148
Interest received from investments	32	43
Administrative expenses paid	(108)	(98)
Grants disbursed	(158)	(114)
Net Cash Used in Operating Activities	(103)	(21)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	1,109	665
Maturities of investments	33,412	69,830
Purchases of investments	(35,298)	(70,749)
Receipts from securities purchased under resale arrangements	30,781	39,205
Payments for securities purchased under resale arrangements	(30,489)	(39,336)
Principal collected on loans	608	655
Loans disbursed	(445)	(838)
Net Cash Used in Investing Activities	(322)	(568)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	514	538
Cash received from ordinary capital resources	120	120
Net Cash Provided by Financing Activities	634	658
Effect of Exchange Rate Changes on Due from Banks	(2)	0
Net Increase in Due from Banks	207	69
Due from Banks at Beginning of Period	60	3
Due from Banks at End of Period	$ 267	$ 72

0 = less than $0.5 million.

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Combined ADF-OCR Lending Operations

In April 2015, the Board of Governors adopted a resolution authorizing the termination of Asian Development Fund (ADF) loan operations and the transfer of ADF loans, resources originally set-aside from the ordinary capital resources (OCR), and certain other assets as may be determined by the Board of Directors to OCR effective 1 January 2017. After the effective date of this transfer, ADF will continue to provide assistance to developing member countries with its grant operations.

Replenishments

In July 2012, the Board of Governors adopted a resolution providing for the 10th replenishment of the Asian Development Fund (ADF XI) and the 5th regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment provides substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,415 million, of which SDR3,090 million will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 30 June 2015, ADB received instruments of contributions from 31 donors with the total amount equivalent to SDR3,047 million including qualified contributions amounting to SDR368 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. The financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at the reporting dates. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) Initiative discussed in Note E, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

In November 2005, the Board of Governors accepted a resolution to adopt a special drawing rights (SDR) currency management framework to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into one of the SDR basket of currencies (currently US dollar, euro, pound sterling, and yen), to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

continued

With the implementation of the SDR currency management framework, ADF conducts its operations in SDR and the SDR basket of currencies. The SDR and the SDR basket of currencies comprise the functional currencies of ADF. The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

In July 2007, ADB offered ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions would be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 June 2015, 18 out of 28 ADF borrowing countries had opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There were no loan conversions during the six months ended 30 June 2015.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-08, *"Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,"* to change the requirements for reporting discontinued operations in Subtopic 205-20. The new guidance requires discontinued operations treatment for disposals of a (group of) component(s) that represents a strategic shift that has or will have a major impact on an entity's operations or financial results. The ASU is applicable to all entities and is effective for annual periods beginning on or after 15 December 2014 and interim periods within those years. The planned termination and transfer of ADF loan operations are disclosed in Note A.

continued

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on ADF's financial statements.

In June 2014, the FASB issued ASU 2014-11 *"Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"* to change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements and to provide increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2014, and for interim periods after 15 March 2015. This ASU is not applicable to ADF.

Translation of Currencies

Translation adjustments relating to revaluation of assets, liabilities, and fund balances denominated in ADF's functional currencies and all investments classified as available for sale are reported as Accumulated Translation Adjustments in FUND BALANCES as part of Accumulated other comprehensive loss. Translation adjustments relating to other non-functional currencies are reported as NET UNREALIZED LOSSES in the Condensed Special Purpose Statement of Revenue and Expenses.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally settled in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, ADF X and ADF XI, donors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years for ADF IX and 9 years for ADF X and ADF XI.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-guaranteed obligations for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met.

continued

These securities must be available to meet ADB's obligation to counterparties. Included in INVESTMENTS as of 30 June 2015 were government or government-guaranteed obligations transferred under securities lending arrangements amounting to $15 million ($4 million – 31 December 2014).

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

The estimated fair value of investments by contractual maturity as of 30 June 2015 and 31 December 2014 was as follows:

($ million)

	30 June 2015		31 December 2014	
Due in one year or less	$	2,193	$	2,327
Due after one year through five years		4,173		3,713
Due after five years through ten years		409		158
Due after ten years through fifteen years		7		–
Total	$	6,782	$	6,198

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale is as follows:

($ million)

As of	30 June 2015		31 December 2014	
Amortized cost	$	5,894	$	5,341
Estimated fair value		5,905		5,363
Gross unrealized gains		21		26
Gross unrealized losses		(10)		(4)

($ million)

For the six months ended 30 June:	2015		2014	
Change in net unrealized (losses) gains from prior period	$	(11)	$	3
Proceeds from sales		1,109		666
Gross gain on sales		5		2
Gross loss on sales		(0)		–

0 = less than $0.5 million.

The annualized rate of return on the average investments held during the six months ended 30 June 2015 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.88% (0.75% – 2014).

continued

The table below lists investments that sustained unrealized losses as of 30 June 2015. There were no government or government guaranteed obligations (nil – 31 December 2014) that sustained losses for over one year. Comparative details are as follows:

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 June 2015						
Government or government-guaranteed obligations	$ 2,041	$ 10	$ –	$ –	$ 2,041	$ 10
As of 31 December 2014						
Government or government-guaranteed obligations	$ 1,420	$ 4	$ –	$ –	$ 1,420	$ 4

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 June 2015 and 31 December 2014 was as follows:

($ million)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 June 2015				
Investments				
Government or government-guaranteed obligations	$ 5,860	$ 5,720	$ 140	$ –
Time deposits	877	–	877	–
Corporate obligations	45	45	–	–
Securities purchased under resale arrangements	65	–	65	–
Total at fair value	$ 6,847	$ 5,765	$ 1,082	$ –
31 December 2014				
Investments				
Government or government-guaranteed obligations	$ 5,363	$ 5,247	$ 116	$ –
Time deposits	835	–	835	–
Securities purchased under resale arrangements	361	–	361	–
Total at fair value	$ 6,559	$ 5,247	$ 1,312	$ –

If available, investment securities are fair valued based on active market quotes. These include most government or government-guaranteed obligations and corporate obligations. For investments where active market quotes are not available, investments are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services or based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates fair value.

continued

The table below provides the details of transfers between Level 1 and Level 2 for the six months ended 30 June 2015 and year ended 31 December 2014:

($ million)

	30 June 2015		31 December 2014	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ –	$ –	$ 16	$ (16)
Transfers (out of) into	(16)	16	–	–

The inter-level transfers are attributed to the availability of market quotes.

Investments categorized as Level 3 include securities with fair values provided by independent pricing providers. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices. There were no investments categorized as Level 3 as of 30 June 2015 and 31 December 2014.

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADF accounts for transfers of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing". Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and not re-pledged.

NOTE E—LOANS AND HIPC INITIATIVE

As of 30 June 2015 and 31 December 2014, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

Borrower/Guarantor	30 June 2015	31 December 2014
Bangladesh	$ 5,821	$ 6,022
Pakistan	5,149	5,422
Viet Nam	3,854	3,907
Sri Lanka	2,329	2,433
Nepal	1,402	1,456
Others (individually less than 5% of total loans)	8,043	8,364
Total Outstanding Loans	26,598	27,604
Allowance for HIPC Debt Relief	(68)	(70)
Net Outstanding Loans	$ 26,530	$ 27,534

There were no outstanding loans in non-accrual status as of 30 June 2015 and 31 December 2014.

continued

The undisbursed balance of approved loans, including approved but not yet effective loans, as of 30 June 2015 was $8,033 million ($8,266 million – 31 December 2014).

ADB believes that because there is no comparable market for ADF loans and because they do not intend to sell these loans, using market data to calculate the fair value of the loans is not meaningful. As such, the fair value of loans is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, carrying amount approximates the fair value. The estimated fair value of loans is not affected by credit risks because the amount of any such adjustment is considered not to have a material effect based on ADB's experience with its borrowers.

Credit Quality of Loans

ADF loans are provided for the economic and social development of the less developed member countries, which generally have lower credit quality than OCR borrowers. ADB uses a performance based allocation (PBA) system to allocate ADF resources fairly among the many competing needs in the region and to direct the funds to where they will be used most effectively. ADB regularly reviews the borrowers' debt sustaining capacity in determining the proportion of grant and loan that would be provided to each borrower.

The credit quality of ADF loans has been classified by mapping the external sovereign ratings of the borrowers to ADB's internal risk rating scale used for OCR loans.

The credit quality of ADF loans was as follows:

($ million)

Risk Class	Risk Rating	30 June 2015	31 December 2014
Low credit risk	1–5 (AAA to BBB–)	$ 1,430	$ 1,585
Medium credit risk	6–11 (BB+ to B–)	17,039	17,419
High credit risk	12–14 (CCC+ to D)	8,129	8,600
Total		$ 26,598	$ 27,604

In April 2008, the Board of Governors adopted the resolution on providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC Initiative. Subsequently, the Board of Directors approved the provision of debt relief under HIPC to Afghanistan.

The HIPC Initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries were not put at risk due to their high external debt burden. Under the HIPC Initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to a sustainable level.

Provision for HIPC relief amounting to $82 million relating to the Afghanistan debt relief under the HIPC Initiative was recognized and charged to income in 2008. Of this amount, a total of $14 million was written-off as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC relief as of 30 June 2015 to $68 million.

continued

NOTE F—RELATED PARTY TRANSACTIONS

Included in Payable to Related Funds is the net amount of $62 million ($41 million – 31 December 2014) payable to OCR, and $8 million (nil – 31 December 2014) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to ADF pending settlement while the payable to TASF represents portion of installment payments received from donors for ADF IX and ADF XI that were allocated to the TASF.

NOTE G—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

Contributions from 31 donors totaling $3,574 million were committed for ADF XI as of 30 June 2015, of which $1,698 million were received and recorded in Contributed Resources.

Advance contributions received from donors outstanding as of 30 June 2015 total $302 million ($185 million – 31 December 2014). Of this, contributions totaling $171 million ($117 million – 31 December 2014) were received in demand obligations, and are included in OTHER ASSETS. The remaining $131 million ($68 million – 31 December 2014) was received in cash.

NOTE H—COMPREHENSIVE LOSS

Comprehensive Loss has two major components: revenue less than expenses (ADF-2) and other comprehensive loss (ADF-3). Other Comprehensive Loss includes unrealized gains and losses on Available for Sale securities and translation adjustments of assets and liabilities not recognized in the Condensed Special Purpose Statement of Revenue and Expenses.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the six months ended 30 June 2015 and 2014:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains Investments		Accumulated Other Comprehensive Loss	
	2015	2014	2015	2014	2015	2014
Balance, beginning of the period	$ (235)	$ (529)	$ 22	$ 29	$ (213)	$ (500)
Other comprehensive (loss) income before reclassification	(243)	(301)	(7)	3	(250)	(298)
Amounts reclassified from accumulated other comprehensive loss	–	–	(5)	(0)	(5)	(0)
Net current-period other comprehensive (loss) income	(243)	(301)	(12)	3	(255)	(298)
Balance, end of the period	**$ (478)**	**$ (830)**	**$ 10**	**$ 32**	**$ (468)**	**$ (798)**

0 = less than $0.5 million.

continued

The reclassifications of Accumulated Other Comprehensive Loss to Revenue and Expenses for the six months ended 30 June 2015 and 2014 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Condensed Special Purpose Statement of Revenue and Expenses
	2015	2014	
Unrealized investment holding gains	$ 5	$ 0	NET REALIZED GAINS FROM INVESTMENTS

0 = less than $0.5 million.

NOTE I—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, three grants totaling $39 million (four grants totaling $38 million – 2014) were approved while eight grants totaling $251 million (10 grants totaling $649 million – 2014) became effective, and a net amount of $4 million was written-back ($4 million – 2014) to undisbursed commitments for financially closed and/or cancelled grants. Total undisbursed grant commitments represent effective grants, which have not been disbursed, less cancellations.

The fair value of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed special purpose financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Condensed Special Purpose Financial Statements as of 30 June 2015.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2015 and 31 December 2014
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 7,180	$ 1,228
INVESTMENTS (Note C)	371,043	390,457
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C and D)	–	84
ACCRUED REVENUE	33	85
DUE FROM CONTRIBUTORS (Note G)	176,573	164,839
ADVANCES FOR GRANTS AND OTHER ASSETS (Note E)	11,975	5,024
TOTAL	**$ 566,804**	**$ 561,717**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 390	$ 471
UNDISBURSED COMMITMENTS (Note F)	333,419	340,378
TOTAL LIABILITIES	333,809	340,849
UNCOMMITTED BALANCES (TASF-2), represented by:		
Unrestricted net assets	232,995	220,868
TOTAL	**$ 566,804**	**$ 561,717**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 68,337	$ 32,193
REVENUE FROM INVESTMENTS (Note C)	1,146	1,254
REVENUE FROM OTHER SOURCES (Note E)	2,664	3
Total	72,147	33,450
EXPENSES		
Technical assistance—net (Note F)	46,297	43,351
Administrative expenses (Note E)	2,663	–
Financial expenses	6	7
Other expenses	(135)	292
Total	48,831	43,650
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	23,316	(10,200)
EXCHANGE (LOSSES) GAINS—net	(11,189)	10,221
INCREASE IN NET ASSETS	12,127	21
NET ASSETS AT BEGINNING OF PERIOD	220,868	329,594
NET ASSETS AT END OF PERIOD	**$ 232,995**	**$ 329,615**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 42,604	$ 32,023
Interest on investments received	1,194	1,272
Net cash received from other activities	2	3
Technical assistance disbursed	(51,955)	(49,379)
Financial expenses paid	(6)	(7)
Other expenses paid	135	(292)
Net Cash Used In Operating Activities	(8,026)	(16,380)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	6,918,368	8,333,298
Purchases of investments	(6,904,392)	(8,312,395)
Receipts from securities purchased under resale arrangements	5,620	11,618
Payments for securities purchased under resale arrangements	(5,537)	(11,617)
Net Cash Provided by Investing Activities	14,059	20,904
Effect of Exchange Rate Changes on Due from Banks	(81)	33
Net Increase in Due from Banks	5,952	4,557
Due from Banks at Beginning of Period	1,228	2,582
Due from Banks at End of Period	$ 7,180	$ 7,139

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In July 2012, the Board of Governors adopted the resolution providing for the tenth replenishment of the Asian Development Fund (ADF XI) and the fifth regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment provides substantial resources to the Asian Development Fund (ADF) to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,415 million, of which SDR3,090 million will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 30 June 2015, ADB received instruments of contributions from 31 donors with the total amount equivalent to SDR3,047 million including qualified contributions amounting to SDR368 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. The recipient not-for-profit entity may elect to recognize that service received either at the cost recognized by the affiliate for the personnel providing that services or at the fair value. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. See Note E for the required disclosures.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on TASF's financial statements.

In June 2014, the FASB issued ASU 2014-11 *"Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"* to change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements and to provide increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2014, and for interim periods after 15 March 2015. This ASU is not applicable to TASF.

NOTE C—INVESTMENTS

All investments held as of 30 June 2015 and 31 December 2014 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS.

continued

The annualized rate of return on the average investments held during the six months ended 30 June 2015 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.62% (0.64% – 2014).

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 June 2015 and 31 December 2014 was as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 June 2015				
Investments				
Time deposits	$ 371,043	$ –	$ 371,043	$ –
31 December 2014				
Investments				
Time deposits	$ 390,457	$ –	$ 390,457	$ –
Securities purchased under resale arrangements	84	–	84	–
Total at fair value	**$ 390,541**	**$ –**	**$ 390,541**	**$ –**

ADB maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes. Time deposits are reported at cost, which approximates fair value.

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

TASF accounts for the transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

NOTE E—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separately from each other. Under ADF IX, ADF X and ADF XI, a specific portion of the total contributions under each is to be allocated to TASF as third, fourth and fifth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled regularly between TASF and the other funds.

ADB does not allocate any service fees to TASF for administering technical assistance (TA) which involves a range of personnel services. Effective 1 January 2015, TASF has estimated the fair value of personnel services involved in administering TAs to be 5% of amounts disbursed for TA projects. For the six months ended 30 June 2015, the calculated service fee was $2,663,000 and recorded as Administrative expenses and REVENUE FROM OTHER SOURCES. The transaction has no impact on the net assets of TASF.

continued

Included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

($ thousand)

	30 June 2015	31 December 2014
Receivable from:		
Asian Development Fund	$ 8,347	$ –
Japan Special Fund	–	10
Regional Cooperation and Integration Fund	39	33
Financial Sector Development Partnership Special Fund	–	28
Agency Trust Funds—net	775	903
Total	$ 9,161	$ 974
Payable to:		
Ordinary capital resources	$ 187	$ 92
Climate Change Fund	13	37
Total	$ 200	$ 129

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

TA is recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2015, 69 TA projects and 7 supplementary approvals totaling $56,887,000 became effective (61 TA projects and 17 supplementary approvals totaling $54,156,000 – 2014) and a net amount of $10,590,000 ($10,805,000 – 2014) was written back as a reduction in TA.

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF XI and the fifth regularized replenishment of TASF, contribution commitments from 30 donors totaling $371,152,000 were allocated to TASF. Of this amount, $148,072,000 has not been received and was recorded as DUE FROM CONTRIBUTORS, which are payable throughout the replenishment period of four years in accordance with the installment schedule. Contribution commitments from 30 donors totaling $339,285,000 were allocated to TASF with the effectivity of ADF X and the fourth regularized replenishment of TASF. Of this, $21,320,000 has not been received and was recorded as DUE FROM CONTRIBUTORS.

During the six months ended 30 June 2015, ADB received (in cash and promissory notes) $8,937,000 from two donors as part of the fifth regularized replenishment of TASF, $2,594,000 from one donor as part of the fourth regularized replenishment of TASF, and $103,000 from three donors as part of the third regularized replenishment of TASF.

Total contributions for the six months ended 30 June 2015 comprise the fifth regularized replenishment of TASF amounting to $28,337,000 and an allocation of $40,000,000 from OCR's 2014 net income.

continued

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 30 June 2015.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2015 and 31 December 2014
Expressed in Thousands of US Dollars

	30 June (Unaudited)			31 December (Audited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 181	$ 2,055	$ 2,236	$ 181	$ 287	$ 468
INVESTMENTS (Note C)	36,808	69,619	106,427	36,765	72,549	109,314
ACCRUED REVENUE	2	1	3	4	5	9
ADVANCES FOR TECHNICAL ASSISTANCE	–	–	–	–	15	15
TOTAL	**$ 36,991**	**$ 71,675**	**$ 108,666**	**$ 36,950**	**$ 72,856**	**$ 109,806**
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 33	$ 33	$ 0	$ 43	$ 43
UNDISBURSED COMMITMENTS (Note E)	–	4,644	4,644	–	7,357	7,357
TOTAL LIABILITIES	–	4,677	4,677	–	7,400	7,400
NET ASSETS (JSF-2), represented by:						
Uncommitted balances (Note F)						
Unrestricted	–	66,998	66,998	–	65,456	65,456
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	66,998	95,197	28,199	65,456	93,655
Net accumulated investment income (Note F)						
Temporarily restricted	8,792	–	8,792	8,751	–	8,751
	36,991	66,998	103,989	36,950	65,456	102,406
TOTAL	**$ 36,991**	**$ 71,675**	**$ 108,666**	**$ 36,950**	**$ 72,856**	**$ 109,806**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015			2014		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 67	$ 67	$ –	$ 61	$ 61
REVENUE FROM OTHER SOURCES	–	–	–	–	0	0
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS	–	–	–	0	–	0
Total	–	67	67	0	61	61
EXPENSES						
Technical assistance—net (Note E)	–	(1,610)	(1,610)	–	(578)	(578)
Administrative and financial expenses	–	135	135	0	128	128
Total	–	(1,475)	(1,475)	0	(450)	(450)
INCREASE IN UNRESTRICTED NET ASSETS	–	1,542	1,542	–	511	511
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	41	–	41	36	–	36
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	–	–	–	(0)	–	(0)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	41	–	41	36	–	36
INCREASE IN NET ASSETS	41	1,542	1,583	36	511	547
NET ASSETS AT BEGINNING OF PERIOD	36,950	65,456	102,406	36,870	62,634	99,504
NET ASSETS AT END OF PERIOD	**$ 36,991**	**$ 66,998**	**$ 103,989**	**$ 36,906**	**$ 63,145**	**$ 100,051**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015			2014		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 43	$ 70	$ 113	$ 37	$ 62	$ 99
Technical assistance disbursed	–	(1,084)	(1,084)	–	(1,439)	(1,439)
Administrative and financial expenses paid	–	(148)	(148)	(0)	(144)	(144)
Net Cash Provided by (Used in) Operating Activities	43	(1,162)	(1,119)	37	(1,521)	(1,484)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	846,142	1,796,769	2,642,911	880,892	1,865,373	2,746,265
Purchases of investments	(846,185)	(1,793,839)	(2,640,024)	(880,929)	(1,861,015)	(2,741,944)
Net Cash (Used in) Provided by Investing Activities	(43)	2,930	2,887	(37)	4,358	4,321
Net Increase in Due from Banks	–	1,768	1,768	(0)	2,837	2,837
Due from Banks at Beginning of Period	181	287	468	181	631	812
Due from Banks at End of Period	$ 181	$ 2,055	$ 2,236	$ 181	$ 3,468	$ 3,649

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on JSF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 June 2015 and 31 December 2014 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS.

The annualized rates of return on the average investments held under Asian Currency Crisis Support Facility (ACCSF) and JSF during the six months ended 30 June 2015, based on the portfolio held at the beginning and end of each month, were 0.22% and 0.19%, respectively (0.20% and 0.17%, respectively – 2014).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 June 2015 and 31 December 2014 was as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 June 2015				
Investments				
Time deposits	$ 106,427	$ –	$ 106,427	$ –
31 December 2014				
Investments				
Time deposits	$ 109,314	$ –	$ 109,314	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

continued

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

($ thousand)

		30 June 2015	31 December 2014
Amounts Payable by:			
JSF to:	Ordinary capital resources	$ 23	$ 17
	Technical Assistance Special Fund	–	10
	Agency Trust Funds	1	–
	Total	$ 24	$ 27

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. No new TA was approved or made effective during the six months ended 30 June 2015 and 2014. During the six months ended 30 June 2015, $1,610,000 undisbursed amounts were written back ($578,000 – 2014). None of these amounts corresponded to ACCSF.

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 June 2015, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,199,000 – 31 December 2014) and the amount of net accumulated investment income of $8,792,000 ($8,751,000 – 31 December 2014) for settlement of all administrative expenses.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's condensed financial statements as of 30 June 2015.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2015 and 31 December 2014
Expressed in Thousands of US Dollars

		30 June (Unaudited)		31 December (Audited)
ASSETS				
DUE FROM BANKS		$ 9,093		$ 1,231
INVESTMENTS (Note C)		–		1,000
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C and D)		–		6,194
PROPERTY, FURNITURE, AND EQUIPMENT		53		69
DUE FROM CONTRIBUTORS (Note G)		5,484		5,625
LONG-TERM GUARANTEE DEPOSITS (Note E)		1,306		1,340
OTHER ASSETS		225		365
TOTAL		**$ 16,161**		**$ 15,824**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefits	$ 6,895		$ 6,653	
Asset reinstatement obligations (Note F)	883		905	
Others (Note I)	510	$ 8,288	673	$ 8,231
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Unrestricted net assets		7,873		7,593
TOTAL		**$ 16,161**		**$ 15,824**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 5,446	$ 6,629
REVENUE		
From rental (Note H)	164	184
From investments (Note C)	1	1
From other sources—net (Note I)	20	6
Total	5,631	6,820
EXPENSES		
Administrative expenses (Note I)	4,066	4,798
Program expenses	1,078	1,638
Total	5,144	6,436
CONTRIBUTION AND REVENUE IN EXCESS OF EXPENSES	487	384
EXCHANGE (LOSSES) GAINS—net	(177)	201
TRANSLATION ADJUSTMENTS	(30)	215
INCREASE IN UNRESTRICTED NET ASSETS	280	800
NET ASSETS AT BEGINNING OF PERIOD	7,593	9,192
NET ASSETS AT END OF PERIOD	**$ 7,873**	**$ 9,992**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 5,677	$ 6,425
Interest on investments received	1	1
Expenses paid	(4,899)	(6,278)
Others—net	6	391
Net Cash Provided by Operating Activities	785	539
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts from securities purchased under resale arrangements	1,138,465	1,099,632
Payments for securities purchased under resale arrangements	(1,132,579)	(1,100,599)
Maturities of investments	1,000	–
Net Cash Provided by (Used in) Investing Activities	6,886	(967)
Effect of Exchange Rate Changes on Due from Banks	191	(239)
Net Increase (Decrease) in Due from Banks	7,862	(667)
Due from Banks at Beginning of Period	1,231	3,077
Due from Banks at End of Period	$ 9,093	$ 2,410

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen. To date, contributions from Japan, Australia and Korea have been received. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. The recipient not-for-profit entity may elect to recognize that service received either at the cost recognized by the affiliate for the personnel providing that service or at the fair value. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. See Note I for the required disclosures.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on the Institute's financial statements.

In June 2014, the FASB issued ASU 2014-11 *"Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"* to change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements and to provide increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2014, and for interim periods after 15 March 2015. This ASU is not applicable to the Institute.

NOTE C—INVESTMENTS

All investments held as of 31 December 2014 were in time deposits. As of 30 June 2015, all time deposits and investment securities have matured.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the six months ended 30 June 2015, including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.03% (0.03% – 2014).

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 31 December 2014 was as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	(Level 3)
31 December 2014				
Investments				
Time Deposits	$ 1,000	$ –	$ 1,000	$ –
Securities purchased under resale arrangements	6,194	–	6,194	–
Total at fair value	$ 7,194	$ –	$ 7,194	$ –

continued

ADB maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes. Time deposits are reported at cost, which approximates fair value.

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The Institute accounts for transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

NOTE E—LONG-TERM GUARANTEE DEPOSITS

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2014.

NOTE F—ASSET REINSTATEMENT OBLIGATIONS

The Institute has recorded the estimated asset reinstatement obligations related to leased office space.

NOTE G—CONTRIBUTIONS

In June 2015, the Government of Japan committed its 25th contribution to the Institute amounting to ¥672,070,000 ($5,484,000 equivalent), which was transferred to the Fund on 1 July 2015.

In December 2014, the Government of Japan committed its 24th contribution to the Institute amounting to ¥672,069,000 ($5,625,000 equivalent).

In June 2014, the Government of Japan committed its 23rd contribution to the Institute amounting to ¥672,070,000 ($6,629,000 equivalent).

NOTE H—REVENUE FROM RENTAL

Revenue from rental consists of sublease rental income totaling $164,000 ($184,000 – 2014) received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm's length.

NOTE I—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan (SRP). Effective 1 January 2015, the fair value of those personnel services has been estimated to be 10 basis points of the quarter-end average balance of the Institute's liquid assets. For the six months ended 30 June 2015, the calculated service fee was $5,000 and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $136,000 at 30 June 2015 ($31,000 net receivable – 31 December 2014). The payable resulted from transactions in the normal course of business.

continued

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Institute's condensed financial statements as of 30 June 2015.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2015 and 31 December 2014
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 3,834	$ 333
INVESTMENTS (Note C)	14,880	17,268
DUE FROM CONTRIBUTORS (Note F)	–	1,218
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	57	352
TOTAL	**$ 18,771**	**$ 19,171**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 67	$ 75
UNDISBURSED COMMITMENTS (Note E)	10,318	11,048
TOTAL LIABILITIES	10,385	11,123
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	8,386	8,048
TOTAL	**$ 18,771**	**$ 19,171**

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ –	$ 2,405
REVENUE		
From investments (Note C)	12	10
From other sources	2	2
Total	14	2,417
EXPENSES		
Technical assistance—net (Note E)	(348)	725
Administrative and financial expenses (Note D)	19	67
Total	(329)	792
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	343	1,625
EXCHANGE LOSSES—net	(5)	(23)
INCREASE IN NET ASSETS	338	1,602
NET ASSETS AT BEGINNING OF PERIOD	8,048	5,120
NET ASSETS AT END OF PERIOD	**$ 8,386**	**$ 6,722**

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 1,215	$ 2,380
Interest on investments received	12	12
Cash received from other sources	2	2
Technical assistance disbursed	(89)	(1,145)
Administrative and financial expenses paid	(27)	(84)
Net Cash Provided by Operating Activities	1,113	1,165
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	374,254	389,493
Purchases of Investments	(371,866)	(387,305)
Net Cash Provided by Investing Activities	2,388	2,188
Net Increase in Due From Banks	3,501	3,353
Due from Banks at Beginning of Period	333	266
Due from Banks at End of Period	$ 3,834	$ 3,619

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on RCIF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 June 2015 and 31 December 2014 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the six months ended 30 June 2015, based on the portfolio held at the beginning and end of each month, was 0.16% (0.14% – 2014).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 June 2015 and 31 December 2014 was as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 June 2015				
Investments				
Time deposits	$ 14,880	$ –	$ 14,880	$ –
31 December 2014				
Investments				
Time deposits	$ 17,268	$ –	$ 17,268	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

continued

Included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 June 2015	31 December 2014
Receivable from:		
Agency Trust Funds—net	$ 5	$ –
Payable to:		
Ordinary capital resources	$ 23	$ 26
Technical Assistance Special Fund	39	33
Agency Trust Funds—net	–	9
Total	$ 62	$ 68

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2015, one TA project amounting to $500,000 became effective (two TA projects totaling $1,200,000 – 2014), and $848,000 undisbursed amounts were written back ($475,000 – 2014).

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS

In December 2014, the Government of Japan committed its 2nd contribution to the RCIF amounting to ¥145,500,000 ($1,226,000 equivalent), which was transferred to the RCIF on 9 January 2015.

In March 2014, the Government of Japan committed its 1st contribution to the RCIF amounting to ¥246,000,000 ($2,405,000 equivalent).

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's condensed financial statements as of 30 June 2015.

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2015 and 31 December 2014
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 2,356	$ 514
INVESTMENTS (Note C)	22,207	26,290
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	750	1,105
TOTAL	**$ 25,313**	**$ 27,909**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 71	$ 97
UNDISBURSED COMMITMENTS (Note E)	14,884	17,348
TOTAL LIABILITIES	14,955	17,445
UNCOMMITTED BALANCES (CCF-2), represented by:		
Unrestricted net assets	10,358	10,464
TOTAL	**$ 25,313**	**$ 27,909**

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE FROM INVESTMENTS (Note C)	$ 17	$ 24
EXPENSES		
Technical assistance—net (Note E)	(126)	1,020
Administrative and financial expenses (Note D)	246	93
Total	120	1,113
REVENUE LESS THAN EXPENSES	(103)	(1,089)
EXCHANGE LOSSES—net	(3)	(15)
DECREASE IN NET ASSETS	(106)	(1,104)
NET ASSETS AT BEGINNING OF PERIOD	10,464	13,573
NET ASSETS AT END OF PERIOD	**$ 10,358**	**$ 12,469**

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 16	$ 26
Technical assistance and grants disbursed	(2,087)	(2,379)
Administrative and financial expenses paid	(170)	(158)
Net Cash Used in Operating Activities	(2,241)	(2,511)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	582,349	861,515
Purchases of investments	(578,266)	(858,940)
Net Cash Provided by Investing Activities	4,083	2,575
Net Increase in Due From Banks	1,842	64
Due from Banks at Beginning of Period	514	1,676
Due from Banks at End of Period	$ 2,356	$ 1,740

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on CCF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 June 2015 and 31 December 2014 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS.

The annualized rate of return on the average investments held during the six months ended 30 June 2015, based on the portfolio held at the beginning and end of each month, was 0.14% (0.14% – 2014).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 June 2015 and 31 December 2014 was as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 June 2015				
Investments				
Time deposits	$ 22,207	$ –	$ 22,207	$ –
31 December 2014				
Investments				
Time deposits	$ 26,290	$ –	$ 26,290	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

continued

Included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	Total	31 December 2014
Receivable from:		
Technical Assistance Special Fund	$ 13	$ 37
Agency Trust Funds—net	3	6
Total	$ 16	$ 43
Payable to:		
Ordinary capital resources	$ 71	$ 83

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2015, no TA or grant became effective (two TA projects totaling to $1,400,000 – 2014), and $126,000 undisbursed amounts were written back ($380,000 – 2014).

Total undisbursed commitments are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's condensed financial statements as of 30 June 2015.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2015 and 31 December 2014
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 352	$ 4,344
INVESTMENTS (Note C)	20,004	–
ACCRUED REVENUE	1	–
ADVANCES FOR GRANTS	7,500	3,729
TOTAL	**$ 27,857**	**$ 8,073**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 14
UNDISBURSED COMMITMENTS (Note E)	7,500	3,729
TOTAL LIABILITIES	7,500	3,743
UNCOMMITTED BALANCES (APDRF-2), represented by: Unrestricted net assets	20,357	4,330
TOTAL	**$ 27,857**	**$ 8,073**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 20,000	$ –
REVENUE		
From investments (Note C)	4	–
From other sources	2	3
Total	20,006	3
EXPENSES		
Grants—net (Note E)	3,975	200
Administrative and financial expenses (Note D)	4	110
Total	3,979	310
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	16,027	(307)
INCREASE (DECREASE) IN NET ASSETS	16,027	(307)
NET ASSETS AT BEGINNING OF PERIOD	4,330	4,657
NET ASSETS AT END OF PERIOD	**$ 20,357**	**$ 4,350**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 20,000	$ –
Interest on investments received	4	–
Cash received from other sources	2	3
Grants disbursed	(3,975)	(150)
Administrative and financial expenses paid	(19)	(124)
Net Cash Provided by (Used in) Operating Activities	16,012	(271)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	300,018	–
Purchases of investments	(320,022)	–
Net Cash Used in Investing Activities	(20,004)	–
Net Decrease in Due From Banks	(3,992)	(271)
Due from Banks at Beginning of Period	4,344	4,671
Due from Banks at End of Period	$ 352	$ 4,400

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on APDRF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 June 2015 were in time deposits (nil – 31 December 2014).

Interest income on time deposits is recognized as earned and reported in REVENUE from investments.

The annualized rate of return on the average investments held during the six months ended 30 June 2015, based on the portfolio held at the beginning and end of each month, was 0.18% (nil – 31 December 2014).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 June 2015 was as follows:

($ thousand)

		Fair Value Measurements		
	Total	**Level 1**	**Level 2**	**Level 3**
30 June 2015				
Investments				
Time deposits	$ 20,004	$ –	$ 20,004	$ –

continued

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects. There was no amount payable to OCR as of 30 June 2015 ($7,000 – 31 December 2014).

NOTE E—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2015, there were two grants that became effective totaling $4,000,000 (one grant amounting to $200,000 – 2014), and $25,000 undisbursed amounts were written back (nil – 2014).

Total undisbursed commitments are denominated in US dollars and represent effective grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2015, $20,000,000 was allocated from OCR net income to APDRF.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's condensed financial statements as of 30 June 2015.

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2015 and 31 December 2014
Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS	$	2,059	$	435
INVESTMENTS (Note C)		6,212		6,608
DUE FROM CONTRIBUTORS (Note F)		–		1,823
ADVANCES FOR GRANTS AND OTHER ASSETS		17		5
TOTAL	**$**	**8,288**	**$**	**8,871**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	5	$	52
UNDISBURSED COMMITMENTS (Note E)		2,420		1,833
TOTAL LIABILITIES		2,425		1,885
UNCOMMITTED BALANCES (FSDPSF-2), represented by: Unrestricted net assets		5,863		6,986
TOTAL	**$**	**8,288**	**$**	**8,871**

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 5	$ 4
From other sources	1	15
Total	6	19
EXPENSES		
Technical assistance (Note E)	1,020	420
Administrative and financial expenses (Note D)	22	–
Total	1,042	420
REVENUE LESS THAN EXPENSES	(1,036)	(401)
EXCHANGE LOSSES—net	(87)	(33)
DECREASE IN NET ASSETS	(1,123)	(434)
NET ASSETS AT BEGINNING OF PERIOD	6,986	7,163
NET ASSETS AT END OF PERIOD	**$ 5,863**	**$ 6,729**

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2015 and 2014
Expressed in Thousands of US Dollars

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 1,736	$ 2,052
Interest on investments received	5	3
Cash received from other sources	1	1
Technical assistance disbursed	(476)	–
Administrative and financial expenses paid	(38)	(10)
Net Cash Provided by Operating Activities	1,228	2,046
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	155,646	136,247
Purchases of investments	(155,250)	(136,850)
Net Cash Provided by (Used in) Investing Activities	396	(603)
Net Increase in Due From Banks	1,624	1,443
Due from Banks at Beginning of Period	435	302
Due from Banks at End of Period	$ 2,059	$ 1,745

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2015 and 2014
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2014 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2015 and 2014 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. In July 2015, FASB decided to defer the effective date of this ASU by one year. ADB is currently assessing the impact on FSDPSF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 June 2015 and 31 December 2014 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the six months ended 30 June 2015, based on the portfolio held at the beginning and end of each month, was 0.16% (0.14% – 2014).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 June 2015 and 31 December 2014 was as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 June 2015				
Investments				
Time deposits	$ 6,212	$ –	$ 6,212	$ –
31 December 2014				
Investments				
Time deposits	$ 6,608	$ –	$ 6,608	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB will charge a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater.

continued

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

($ thousand)

	30 June 2015		31 December 2014	
Payable to:				
Ordinary capital resources	$	5	$	17
Technical Assistance Special Fund		–		28
Total	$	5	$	45

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the six months ended 30 June 2015, there were two TA projects and one supplementary approval that became effective totaling to $1,020,000 (one TA project and one supplementary approval totaling to $420,000 – 2014).

Total undisbursed commitments are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In December 2014, the Government of Luxembourg committed its 3rd contribution amounting to €1,500,000 ($1,856,000 equivalent), which was transferred to the FSDPSF on 22 January 2015.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2015 through 18 August 2015, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the FSDPSF's condensed financial statements as of 30 June 2015.